Filed pursuant to Rule 424(b)(3)
Registration No. 333-131768
PROSPECTUS
1,781,819 Shares
Common Stock

        The stockholders of InPlay Technologies, Inc. listed in this prospectus are offering for sale up to 1,272,728 shares of common stock, and an additional 509,091 shares of common stock that may be sold upon exercise of warrants.
      We expect that sales made pursuant to this prospectus will be made

•	in broker’s transactions;

•	in block trades on the NASDAQ Capital Market;

•	in transactions directly with market makers;

•	in public and privately negotiated sales; or

•	through any other means described in the section of this prospectus entitled “Plan of Distribution” at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices.
      We will not receive any of the proceeds of sales by the selling stockholders. We will pay the expenses incurred to register the shares for resale, but the selling stockholders will pay any underwriting discounts, concessions, or brokerage commissions associated with the sale of their shares of common stock.
      The selling stockholders will determine when they will sell their shares. Securities laws and SEC regulations may require the selling stockholders to deliver this prospectus to purchasers when they resell their shares of common stock.
      Our common stock is traded on the NASDAQ Capital Market under the symbol “NPLA.” On March 22, 2006, the last sale price of our common stock as reported on the NASDAQ Capital Market was $2.80 per share.

       You should consider the risks that we have described in this prospectus related to our common stock before you invest. See “Risk Factors,” on page 3.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 28, 2006

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should read the entire prospectus, including the risks of investing discussed under “Risk Factors” beginning on page 3 and the following summary together with the more detailed information regarding our company, the shares, our financial statements and the notes to those statements and the other documents incorporated by reference to this prospectus, and the exhibits to the registration statement of which this prospectus is a part.
InPlay Technologies, Inc.
Overview
      We market and license proprietary emerging technologies. We were founded to commercialize our internally developed Duraswitch electronic pushbutton, rotary, and omni-directional switch technologies, and have executed license agreements with switch manufacturers and original equipment manufacturers, or OEMs, worldwide. During September 2005, we acquired FinePoint Innovations, Inc., which develops and produces patented digital computing pen solutions for tablet PCs and computer peripherals. We plan to continue searching for additional innovative technologies to expand our business.
      Our goal is to become a competitive licensor of proprietary emerging technologies that enable unique design and functionality solutions for relevant industries. In order to achieve this objective, we intend to expand our licensing model into additional proprietary technologies. Our licensing model employs a network of manufacturers and technology alliances that sell to and manufacture products for the OEMs. In some instances, we expect that OEMs may also license technology directly for in-house production or for their suppliers. We believe this strategy provides an avenue to commercialize additional technologies and open new mutually beneficial relationships. We intend to pursue growth opportunities that expand our portfolio of licensable technologies as it makes economic sense.
December 2005 Private Offering
      During December 2005, we completed a private offering of 1,272,728 shares of our common stock and warrants to purchase 381,818 shares of our common stock. We received gross proceeds of $3.5 million from the offering and plan to use the net proceeds of the private offering as working capital for our FinePoint business, which develops and produces digital computing pen solutions for tablet PCs and computer peripherals, and for general corporate purposes. We issued shares of our common stock at a purchase price of $2.75 per share in the private offering to the selling stockholders described on page 46 of this prospectus, all of whom were accredited investors. All of the warrants issued in the private offering had an exercise price of $3.44 per share and had a maximum term of five years from the date of issuance. We are registering for resale 1,272,728 shares of our common stock and 381,818 shares of our common stock underlying the warrants that were issued in the private offering to the selling stockholders. We are also registering for resale pursuant to this prospectus 127,273 shares of common stock underlying warrants with an exercise price of $4.22 that we issued to the placement agent as partial consideration for services rendered in connection with the private offering.
Principal Executive Offices
      We are a Nevada corporation with our principal executive offices located at 234 S. Extension Road, Suite 103, Mesa, AZ 85210. Our telephone number is (480) 586-3300. Our website address is www.inplaytechnologies.com. Information on our website does not constitute part of this prospectus.

The Offering

Common stock offered by the selling stockholders	1,781,819 shares(1)

Common stock currently outstanding	11,481,512 shares(2)

Use of proceeds	We will not receive any of the proceeds of sales of common stock by the selling stockholders. See “Use of Proceeds.”

Risk factors	You should carefully consider all of the information contained in, and incorporated by reference into, this prospectus, and in particular, you should evaluate the specific risks set forth under “Risk Factors,” beginning on page 3.

NASDAQ Capital Market Symbol	NPLA

(1)	Consists of (a) 1,272,728 shares of common stock issued to certain of the selling stockholders in a private offering completed during December 2005, (b) 381,818 shares of common stock issuable upon exercise of warrants issued to the selling stockholders in the private offering completed during December 2005, and (c) 127,273 shares of common stock issuable upon exercise of warrants issued to the placement agent as partial consideration for services rendered in connection with the private offering.

(2)	The number of shares outstanding does not include as of December 31, 2005, 1,351,056 shares of common stock reserved for issuance upon exercise of options outstanding under our stock option plans, and 509,091 shares of common stock reserved for issuance upon exercise of outstanding warrants.

RISK FACTORS
      Before you invest in the securities offered pursuant to this prospectus, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information and exhibits included in this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations, or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Business

We have experienced recent changes in our business in connection with our acquisition of our FinePoint business and the termination of our exclusive license agreement with Delphi and we are not certain how these changes will effect our results of operations or our financial condition.
      During September 2005, we acquired FinePoint Innovations, Inc., a developer of patented digital computing pen solutions for tablet PCs. The digital computing pen market represents an emerging and expanding market and we cannot provide assurance that this technology will receive the level of commercial acceptance that we expect. Our failure to manufacture and distribute successfully the acquired technology would have a material adverse effect on our business, results of operations, financial condition, and liquidity.
      During October 2005, in connection with the bankruptcy filing of Delphi Corp., the bankruptcy court accepted a revised order agreeing to the cancellation of our April 2000 license agreement with Delphi that gave Delphi the exclusive right to utilize and manufacture our patented switch technologies for the automotive industry. The initial term of the exclusive license agreement was seven years, and the agreement required Delphi to make minimum royalty payments totaling $12 million during the initial term ending June 30, 2007. The first payment of $1 million was recognized as revenue on June 30, 2004 and was received during July 2004. The second payment of $2 million was recognized as revenue on June 30, 2005 and was received during July 2005. Subsequent payments were due as follows: $3 million in July 2006; and $6 million in July 2007. The loss of this license agreement and the future minimum license payments due us during 2006 and 2007 may have a material adverse effect on our business, results of operations, financial condition, and liquidity.

Our FinePoint business currently depends on one significant customer.
      We market our FinePoint computing pen technology to computer OEMs. We currently have significant purchase orders from Quanta, who serves as the original design manufacturer for Gateway Inc. Our business depends to a significant extent on Gateway’s success in selling computers that incorporate our computing pen technology. Any material delay, cancellation, or reduction of orders from Quanta or Gateway could have a material adverse effect on our business. In addition, Gateway could select an alternate computing pen technology for its products.
      We anticipate that sales to Quanta for Gateway products during 2006 will exceed 2005 levels and that a significant percentage of our revenue during 2006 will be attributable to Quanta and Gateway. We do not have a long-term contractual commitment with Quanta or Gateway to purchase any of our products. As a result, a decline in sales to Quanta and Gateway could occur at any time. An unexpected reduction in Gateway sales of computers incorporating our computing pen technology will reduce our net sales and have a material adverse effect on our results of operations and financial position.
      As a result of this relationship, we also face risks related to our accounts receivable attributable to Quanta. Our failure to collect these receivables on a timely basis will effect our liquidity and possibly effect our ability to have sufficient working capital to fulfill subsequent or outstanding purchase orders.

We depend on our ability to identify and obtain additional technologies for our patent portfolio.
      Our success will depend in part upon our ability to identify and obtain proprietary technologies under terms and conditions that create an economic benefit for our company. Our success also depends upon our ability to commercialize these technologies to economic viability.

Our technologies may not gain market acceptance.
      Our success will depend in part on the commercial acceptance of our patented technology portfolio and our ability to license those patents or sell our products to companies with the ability to incorporate the technologies in a wide range of products. To be accepted, our technologies must meet the expectations of our potential customers.
      We market our Duraswitch switch technologies directly to OEMs, whose products utilize switches, and to our licensees to encourage them to incorporate our technologies in the switches they supply to OEMs, focusing on the advantages of our switches over the electro-mechanical and dome membrane switches. If the OEMs or our licensees ultimately decide to continue with their existing switch technologies, our business would be adversely affected.
      We market our FinePoint digital computing pen technology to computer OEMs, offering a new digital solution versus the analog pen products currently used in the majority of tablet PC applications. If the OEMs decide to continue with their existing pen technology, our business would be adversely affected.

Should we be unable to protect our proprietary technologies, their value and our competitive position would be significantly impaired.
      Although we seek to protect our intellectual property rights through patents, copyrights, trade secret protection, and other measures,

•	we may be unable to protect adequately our technologies;

•	competitors may be able to develop similar or better technologies independently;

•	any of our pending patent applications may not be issued; or

•	intellectual property laws may not continue to protect our intellectual property rights, particularly as we expand our business in foreign countries where the local laws do not provide strong protection of intellectual properties or recognize international treaties.

Claims that we infringe third-party intellectual property rights could result in significant expenses or restrictions on our ability to market and license technology.
      In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. From time to time, third parties may assert patent, copyright, trademark, and other intellectual property claims against technologies used in our business. Any such claims, with or without merit, could be time consuming to defend, would result in costly litigation, and divert the efforts of our personnel. Claims of intellectual property infringement might require us to enter into costly royalty or license agreements. Additionally, we might be unable to obtain royalty or license agreements on terms acceptable to us. A successful claim of patent or other intellectual property infringement against us could have a material adverse affect on our business. We are not currently involved in any litigation to protect our technologies from infringement or to defend against claims of infringement.

We may have difficulty protecting our intellectual property rights overseas.
      The laws of some foreign countries do not protect intellectual property rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in some foreign countries. Because some of our products are sold and a portion of our business is conducted overseas, our exposure to intellectual property risks may be higher.

Acquisitions could divert management’s time and attention, dilute the voting power of existing stockholders, and have a material adverse effect on our business.
      As part of our growth strategy, we intend to acquire emerging proprietary technologies. Acquisitions that we may make in the future could result in the diversion of time and personnel from our business. We also may issue shares of common stock or other securities in connection with acquisitions, which could result in the dilution of the voting power of existing stockholders and could dilute earnings per share. Any acquisitions would be accompanied by other risks commonly encountered in such transactions, including the following:

•	difficulties integrating the operations and personnel of acquired companies;

•	additional financial resources required to fund the operations of acquired companies;

•	potential disruption of our business;

•	our ability to maximize our financial and strategic position by the incorporation of acquired technology or businesses with our product offerings;

•	difficulty of maintaining uniform standards, controls, procedures, and policies;

•	potential loss of key employees of acquired companies;

•	impairment of employee and customer relationships as a result of changes in management;

•	significant expenditures to consummate acquisitions; and

•	difficulties in meeting applicable regulatory requirements.

We depend on our management team.
      Our future success will largely depend on the efforts of key management personnel. The loss of one or more of these key employees could have a material adverse effect on our business. We depend upon the services of Robert J. Brilon, our Chief Executive Officer, President, and Chief Financial Officer, Anthony J. Van Zeeland, our Chief Technology Officer and Stephen Caldwell, President of our FinePoint division. Mr. Brilon has extensive experience in the formation, financing, and management of entrepreneurial companies. Mr. Van Zeeland has over 30 years experience in the switch industry. Mr. Caldwell has 14 years of experience in the computing pen and digitizer industry. We have employment agreements with Mr. Brilon for a two-year evergreen term, with Mr. Van Zeeland for a term that expires December 31, 2007, and with Mr. Caldwell for a term that expires August 31, 2010.

We have a history of operating losses.
      We incurred substantial losses from our inception until 2005. We expect to continue committing substantial resources to the establishment and support of new Duraswitch licensees, new OEM customer relationships, and expanding our market share for our technologies. We are unable to estimate accurately future revenue based upon historical performance and we cannot assure you if and when we will sustain profitability.

We face risks related to rapidly changing technology.
      Our results of operations will depend in part on successful management of the challenges of rapidly changing technology and evolving industry standards characteristic of the market for electronic components. We may encounter additional challenges as we expand our intellectual property portfolio into new markets. These challenges include predicting the nature and timing of technological changes and the direction of evolving industry standards and identifying, developing, and successfully marketing new technologies as they emerge. We work with our licensees and OEM customers to design solutions specific to their needs and the needs of their customers.

Our growing international business activities subject us to risks that could reduce the demand for our products and increase our operating expenses.
      During 2005, net revenue from international licensees represented 47% of our total net revenue. We have been expanding our licensing business with international licensees and expect that net revenue from international licensees will increase. During 2005, we acquired FinePoint Innovations and expect that a significant portion of our revenue derived from this business will be from international customers. To date, all of our revenue and substantially all of our costs have been denominated in U.S. dollars. We expect that net revenue and substantially all of our costs will continue to be denominated in U.S. dollars for the foreseeable future. We could be significantly affected by other risks associated with international activities, including the following:

•	different technology standards and design requirements;

•	longer payment cycles for and greater difficulties collecting accounts receivable;

•	fluctuations in currency exchange rates;

•	nationalization, expropriation and limitations on repatriation of cash;

•	social, economic, banking and political risks;

•	taxation;

•	changes in U.S. laws and policies affecting trade, foreign investment and loans; and

•	changes in enforcement of laws protecting intellectual property.
Risks Related to the Offering of Securities Pursuant to this Prospectus

Our quarterly revenue and operating results may fluctuate.
      Our results may fluctuate from those in prior quarters and will continue to do so due to a variety of factors. These factors include the following:

•	establishment, growth or loss of licensee or OEM customer relationships;

•	timing of introductions, production, and sales cycles of new products by our licensees or OEM customers incorporating our technologies, which is at their discretion; and

•	market acceptance of our technologies.

The price of our common stock may be volatile.
      The stock market has experienced extreme volatility that often has been unrelated or disproportionate to the performance of particular companies. These market fluctuations may cause our stock price to decrease regardless of our performance. The market price of our common stock has been, and in the future could be, significantly affected by factors such as, but not limited to the following:

•	actual or anticipated fluctuations in operating results;

•	announcements regarding our technologies or our competitors’ technologies, new licensees, new customers, or other business developments; and

•	sales or the perception in the market of possible sales by insiders or others which could have a disproportionate effect on our stock price due to our typically low trading volume.
      The stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of the stocks of technology companies. Recently, the market price of our common stock, like that of many technology companies, has experienced significant fluctuations. For instance, from August 26, 1999, the date we became a reporting company, to March 22, 2006, the price of our common stock ranged from $0.56 to $17.92 per share. On March 22, 2006, the last reported sale price of our common stock was $2.80.
      The market price of our common stock has been, and is likely to continue to be, significantly affected by expectations of analysts and investors. Reports and statements of analysts do not necessarily reflect our views.

Rights to acquire shares of common stock could result in dilution to other holders of common stock.
      As of December 31, 2005, we had options to purchase 1,351,056 shares of common stock outstanding under our stock option plans at a weighted average exercise price of $7.16 per share and we had outstanding warrants to purchase 509,091 shares of common stock at a weighted average exercise price of $3.64 per share. We have filed registration statements under the securities laws to register the common stock to be issued under our stock option plans and the common stock to be issued upon exercise of the warrants. As a result, shares issued under these plans will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144. The existence of such stock options could adversely affect the terms on which we can obtain additional financing, and the option holders can be expected to purchase shares at a time when we, in all likelihood, would be able to obtain additional capital by offering shares of common stock on terms more favorable to us than those provided by such options.

Certain provisions of our certificate of incorporation, granting our board of director’s broad discretion to issue shares of preferred stock, may adversely affect your rights as a common stockholder.
      Our board of directors may, without further action by our common stockholders, from time to time, issue shares of our authorized but unissued preferred stock, and determine the rights, preferences, and limitations of each series of preferred stock. Upon the vote of a majority of the directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with dividend, liquidation, voting, conversion, and other rights superior to the rights of our common stockholders. Satisfaction of any dividend preferences of our outstanding redeemable preferred stock and future issuances of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution, or winding-up of our company before any payment to our common stockholders. Under some circumstances, the issuances of shares of preferred stock may make a merger, tender offer, or proxy contest or the assumption of control by a holder of a large block of our securities or the removal of incumbent management more difficult. Any issuances of our preferred stock thus may have a material adverse effect on your rights as a common stockholder.

We are not providing any legal or tax advice with respect to the tax consequences regarding the securities.
      An investment in the securities may involve certain material federal and state tax consequences. Prospective investors should not rely on this prospectus or any of the exhibits to this prospectus for legal, tax, or business advice. Prospective investors should consult with their respective legal counsel, accountant, or business adviser as to legal, tax, and related matters concerning investment in the securities offered in this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      Certain statements and information contained in this prospectus and the documents incorporated by reference into this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete or our industry in general; and other statements contained in this prospectus and the documents incorporated by reference into this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under “Risk Factors.”
USE OF PROCEEDS
      The selling stockholders will receive the net proceeds from the sale of their shares of common stock. We will not receive any proceeds from these sales. We received net proceeds of approximately $3.2 million from the sale of the shares of common stock and warrants to purchase shares of our common stock pursuant to our December 2005 private offering. We plan to use the net proceeds from the private offering as working capital for our FinePoint business, which produces digital computing pen solutions for tablet PCs and computer peripherals, and other general corporate purposes.

PRICE RANGE OF COMMON STOCK
Market Information
      Our common stock has been listed on the NASDAQ Capital Market (formerly the NASDAQ SmallCap Market) under the symbol “NPLA” since June 2005. Prior to that time, our common stock was listed on the NASDAQ SmallCap Market or the NASDAQ National Market under the symbol “DSWT.” The following table sets forth high and low sales prices of the common stock for each calendar quarter indicated as reported on the NASDAQ National Market or NASDAQ SmallCap Market, as applicable.

	High	Low

Year Ended December 31, 2004
First Quarter	$2.75	$1.60
Second Quarter	4.70	2.05
Third Quarter	3.01	1.95
Fourth Quarter	2.92	1.80
Year Ended December 31, 2005
First Quarter	$2.60	$1.11
Second Quarter	$3.10	$1.25
Third Quarter	$3.80	$1.20
Fourth Quarter	$4.15	$0.80
Year Ended December 31, 2006
First Quarter (through March 22, 2006)	$3.82	$2.70
      As of March 22, 2006, the closing price of our common stock on the NASDAQ Capital Market was $2.80, and there were approximately 330 holders of record of our common stock. We believe that our common stock is held by approximately 2,100 beneficial holders.
Dividends
      We have never declared any cash dividends on our common stock since we currently intend to retain any future earnings to finance future growth. We do not intend to declare any dividends on our common stock in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS
      The following discussion should be read in conjunction with our audited consolidated financial statements and associated notes appearing elsewhere in this prospectus.
Overview
      We develop, market, and license patented enabling technologies. Our current technologies include the Duraswitch® electronic pushbutton, rotary, and omni-directional switch technologies and the FinePoint MagicPoint® computing pen technology.
      We have developed, patented, and licensed innovative technologies utilizing a magnetic-based design for electronic switches under the Duraswitch brand name. We are currently expanding the use of these technologies by licensing manufacturers to produce and sell products using our technologies. We believe these patented and patent-pending technologies allow us and our licensees to provide innovative solutions to the design challenges faced by OEMs and component suppliers.
      As of March 14, 2006, we had 28 licensees of our switch technologies, foreign and domestic.
      During September 2005, we acquired FinePoint Innovations, a developer of digital computing pen technology. We are marketing FinePoint’s MagicPoint digitizer and pen products to manufacturers of convertible notebooks and tablet PCs. We believe our digital pen technology offers significant advantages over the current analog products. As of March 14, 2006, we had purchase orders from one major computer OEM and several smaller manufacturers.
      We anticipate that revenue will fluctuate from period to period. It will be difficult for us to predict the timing and magnitude of such revenue, as it depends on our licensees’ and our customers’ ability to market, produce and ship products that incorporate our technologies. We believe that the amount of revenue for any period is not necessarily indicative of results for any future period.
      Our research, development, and commercial application engineering expenses are comprised mainly of personnel, occupancy costs, and engineering supplies. Our selling, general and administrative expenses are comprised mainly of personnel costs, legal and accounting fees, depreciation, insurance, and occupancy costs.
Application of Critical Accounting Policies
      We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout Management’s Discussion and Analysis when such policies affect our reported or expected financial results.
      In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
      Revenue Recognition. Our Duraswitch segment enters into licensing agreements with our customers. Our licensing agreements require the licensee to purchase licensed components from us. The purchase price of the licensed components includes the royalty fee. When the components are shipped, we recognize revenue and cost of goods sold. In cases where no licensed components are supplied, we are paid a royalty per switch manufactured by the licensee and we recognize revenue in the period the switch is manufactured.

      Some of our licensees have prepaid royalties to us pursuant to their license agreements. These prepayments are recorded as deferred licensing revenue. This deferred revenue is recognized as revenue when earned under the licensing agreement. If a licensee purchases a licensed component from us, the royalty is earned when the licensed component is shipped. If the licensee directly manufactures our switches without purchasing licensed components from us, we consider the royalty earned when the switch is manufactured.
      Our FinePoint segment manufactures digital computing pens and digitizers for the convertible notebook and tablet PC market. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. Generally, all of these conditions are met at the time we deliver products to customers.
      Inventory Valuation. Our inventory is primarily comprised of certain raw materials that are used in the manufacture of digital pens and digitizers and licensed components, and finished goods which are primarily pens and digitizers that are in transit to the customer. We record inventories at the lower of cost or market value, determined using the first-in, first-out method. Our policy is to write down our inventory for estimated obsolescence or unmarketable inventory to the extent the cost exceeds the estimated market value. We base the estimate on our assumptions about future demand and market conditions. If actual market conditions are less favorable than those assumed in our estimates, additional inventory write-downs might be required. We reflect any write-down of inventory in the period in which the facts giving rise to the inventory write-down become known to us.
      Impairment or Disposal of Long-Lived Assets. We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Additionally, goodwill is reviewed on an annual basis. Our intangible assets are primarily our patents and the goodwill associated with the 2005 acquisition of FinePoint and the 1998 acquisition of Aztec Industries. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets.
      We evaluate the recoverability of property and equipment and intangibles (excluding goodwill) not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected to result from the use of the asset or group of assets. If the undiscounted estimated cash flows are less than the carrying value of the asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimated fair value of the asset or group of assets compared to its carrying value. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets and the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved.
      We evaluate goodwill and other intangible assets for impairment at least annually, in accordance with Statement of Financial Accounting Standard No. 142 Goodwill and Other Intangible Assets (“SFAS No. 142”). For goodwill, we first compare the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the fair value of a reporting unit, additional tests would be used to measure the amount of impairment loss, if any. We use a present value technique to measure reporting unit fair value. If the carrying amount of any other intangible asset exceeds its fair value, we would recognize an impairment loss for the difference between fair value and the carrying amount. If other events occur and circumstances change, causing the fair value of a reporting unit to fall below its carrying amount, impairment losses may be recognized in the future. In accordance with SFAS No. 142, we performed our annual impairment test in December 2005 and found no impairment in our existing goodwill balances.

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004
      Net Revenue. The following table summarizes our net revenue:

	Year Ended December 31,

	2005	2004	Increase	Increase %

Duraswitch	$3,424,429	$1,757,053	$1,667,376	95%
FinePoint	3,031,115	—	3,031,115	—

Total Net Revenue	$6,455,544	$1,757,053	$4,698,491	267%

      The increase in total net revenue is primarily a result of our acquisition of FinePoint during September 2005 and the minimum royalty payment related to our Delphi license agreement. Our license agreement with Delphi required Delphi to pay us minimum royalty payments totaling $12 million during the initial term ending June 30, 2007. The first payment of $1 million was recognized as revenue on June 30, 2004 and was received in July 2004. The second payment of $2 million was recognized as revenue on June 30, 2005 and was received in July 2005. On October 8, 2005, Delphi filed for Chapter 11 bankruptcy protection. On October 27, 2005 the bankruptcy court cancelled the Delphi license agreement, effective October 17, 2005. In the fourth quarter of 2005, $648,083 of deferred revenue related to the Delphi license agreement was recognized as revenue as the license agreement was terminated.
      Net Duraswitch Revenue. For the year ended December 31, 2005 and 2004 recognition of revenue from the Delphi license agreement generated $2,955,118 and $1,407,978 of Duraswitch licensing revenue representing 86% and 80% of Duraswitch licensing revenue, respectively.
      We anticipate that Duraswitch licensing revenue will fluctuate from period to period. It will be difficult for us to predict the timing and magnitude of such revenue, as it depends on production orders being issued to our licensees for products utilizing our technologies. The timing of the purchase orders depends on economic conditions as well as market acceptance of products that incorporate our technologies. The amount of licensing revenue for any period is not necessarily indicative of results for any future period.
      Net FinePoint Revenue. Revenue related to one customer was $2,858,805 and represented 94% of net FinePoint revenue. We have received purchase orders from this customer for a total of $4.4 million to date.
      Cost of Goods Sold. The following table summarizes our cost of goods sold (COGS):

	Year Ended December 31,

	2005	2004	Increase	Increase %

Duraswitch	$253,105	$187,547	$65,558	35%
FinePoint	2,224,266	—	2,224,266	—

Total COGS	$2,477,371	$187,547	$2,289,824	1221%

      The increase in total COGS was primarily the result of FinePoint’s sale of digital pens and digitizers. We anticipate that our gross profit as a percentage of revenue will fluctuate in future periods as we experience changes in the percentage of revenue generated from sales of digital pens and digitizers, sales of licensed components, and royalties from licensees who manufacture products utilizing our technologies without purchasing licensed components from us.
      Duraswitch COGS. Duraswitch COGS is primarily comprised of licensed components and other switch materials which are sold to licensees. The increase is primarily related to increased sales of materials sold to licensees to be used in the manufacture of rotary switches.
      FinePoint COGS. FinePoint COGS relates to the production of FinePoint’s digital computing pens and digitizers. We anticipate that FinePoint COGS will increase as FinePoint revenue increases. We anticipate that FinePoint COGS on a per unit basis will decrease as volumes increase and the supply chain and the manufacturing process mature. The COGS as a percentage of FinePoint revenue will fluctuate depending on the average selling price to OEMs, which is typically expected to decline as cost efficiencies are achieved.
      Selling, General and Administrative Expenses. The following table summarizes our selling, general and administrative expenses (SG&A):

	Year Ended December 31,

	2005	2004	Increase	Increase %

Duraswitch	$710,610	$640,975	$69,635	11%
FinePoint	326,475	—	326,475	—
Corporate	1,683,815	1,266,059	417,756	33%

Total SG&A	$2,720,900	$1,907,034	$813,866	43%

      Duraswitch SG&A. Duraswitch SG&A primarily consists of salaries of sales and administrative personnel and selling, marketing and promotional expenses. The increase is primarily due to increased commissions and fees related to the recognition of the Delphi minimum royalty revenue.
      FinePoint SG&A. FinePoint SG&A primarily consists of salaries of sales and administrative personnel and occupancy costs.
      Corporate SG&A. Corporate SG&A primarily consists of salaries, accounting, legal and other professional expenses and occupancy costs. The increase is primarily related to the bonus earned by our CEO and to additional director fees to compensate our Board of Directors at a level more commensurate with their time spent and industry standards.
      Research, Development and Commercial Application Engineering Expenses. The following table summarizes our research, development and commercial application engineering expenses (R&D):

	Year Ended December 31,
			Increase	Increase
	2005	2004	(Decrease)	(Decrease)%

Duraswitch	$431,265	$472,485	$(41,220)	(9)%
FinePoint	209,782	—	209,782	—

Total R&D	$641,047	$472,485	$168,562	36%

      Duraswitch R&D. Duraswitch R&D consists primarily of salaries and occupancy costs of the team focusing on the commercialization engineering of the Duraswitch technologies. The decrease primarily relates to an open engineering position.
      FinePoint R&D. FinePoint R&D consists primarily of salaries of engineering personnel and engineering supplies.
      Impairment Loss on Note Receivable. On April 21, 2004 we entered into an agreement to acquire all of the shares of Active Recognition Technologies, Inc., or ART, a privately held developer and licensor of vehicle and license plate recognition software. We were not required to close the transaction unless ART achieved $400,000 of net revenue and $100,000 average earnings before interest and taxes, or EBIT, for two consecutive fiscal quarters prior to July 31, 2005. ART did not satisfy either of these conditions. During the twelve months following the execution of the agreement, we committed to provide funding to ART, up to a maximum of $500,000, in the form of convertible debt. The debt bears interest at 5% per annum, matures April 2006, and is secured by a first priority lien on all assets of ART. At December 31, 2004, we had advanced $390,000 under the loan. The remaining $110,000 was advanced during the first quarter of 2005.
      ART did not achieve the revenue or EBIT levels which were required as a condition of closing. We also believed that there was no assurance that ART would achieve positive cash flow or obtain additional financing that would allow it to repay the convertible debt or allow ART to continue as a going concern for the next twelve months. As a result, we recorded an impairment loss for the year ending December 31, 2004 for the total commitment of $500,000. We have no commitment to fund ART operations beyond the $500,000.

      Interest and Other Income — Net. Interest and other income — net was $51,424 and $37,935 for the years ended December 31, 2005 and 2004, respectively. The increase was due to increased interest income as a result of higher interest rates.
Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003
      Net Revenue. We recorded net revenue of $1,757,053 for the year ended December 31, 2004, compared to $759,912 for the year ended December 31, 2003, an increase of $997,141. The increase was due to the recognition of the first $1 million minimum royalty payment from Delphi.
      Our license agreement with Delphi generated licensing revenue of $1,407,978 or 80% of our licensing revenue and total net revenue for the year ended December 31, 2004 and $409,753 or 54% of our licensing revenue and total net revenue for the year ended December 31, 2003. Licensing revenue from Delphi primarily resulted from the recognition of the first $1 million minimum royalty payment and recognition of deferred licensing revenue which was recorded in 2000.
      To date, the majority of non-exclusive licensing revenue has been related to our PushGate pushbutton technology. The number of unit sales of royalty-bearing PushGates has fluctuated during the last three years from approximately 2.8 million in 2002 to 2.3 million in 2003 to 1.8 million in 2004. The decrease from 2002 to 2003 was primarily due to the 2002 sale of one million units to one licensee not being replicated in 2003 and was offset by increased unit sales to other licensees. The decrease from 2003 to 2004 was primarily due to a decrease in the number of new licensees in 2004 purchasing initial inventories. In 2003, we had eight new licensees that purchased approximately 740,000 units. In 2004 we had one new licensee. In 2004, the revenue impact of the decrease in unit sales of PushGates was offset by the sale of other materials used in switch construction that we sell to licensees as an additional service.
      Cost of Goods Sold. Total cost of goods sold and licensing cost of goods sold was $187,547 for the year ended December 31, 2004, compared to $103,304 for the year ended December 31, 2003, an increase of $84,243. The increase in cost of goods sold for the year ended December 31, 2004 versus 2003 was primarily due to two factors: 1) an increase in our cost of the PushGate licensed components; and 2) increased sales of other low margin materials. The increase in our cost of the PushGate licensed components was the result of quality issues with licensed components that we received from a foreign supplier. Because of the quality issues, we incurred additional costs to obtain licensed components from a domestic supplier. The increases in the cost of goods sold of other materials resulted from increased sales of low margin materials (such as magnet and spacer materials) that we sell to our licensees as an additional service.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $1,907,034 for 2004, compared to $2,299,750 for 2003, a decrease of $392,716. The decrease in selling, general and administrative expenses was primarily related to the full-year impact of personnel reductions which were made in 2003 and decreased occupancy costs due to entering into a new building lease.
      Research, Development and Commercial Application Engineering Expenses. Research, development and commercial application engineering expenses were $472,485 for 2004, compared to $917,610 for 2003, a decrease of $445,125. The decrease was primarily attributable to costs related to decreased research and development personnel and decreased occupancy costs.
      In October 2002, we announced cost-cutting initiatives that included significant reductions in research and development personnel focused on new technologies. In 2003, we continued the cost cutting initiatives and made further personnel reductions. As part of our reduced research and development activities, we entered into a new employment agreement with our co-founder and Chief Technology Officer. The new agreement reduced his salary and time commitment to InPlay by 50% and goes through December 2007. We have created a portfolio of patented and patent-pending technologies which are available through our licensees. The efforts of our remaining personnel will continue to be directed at commercializing our technologies as opposed to also focusing on the creation of new technologies. They will continue to support our licensees in their efforts to commercialize our existing patented and patent-pending technologies.

      Loss from Operations. As a result of the recognition of the Delphi minimum royalty revenue and the decreases in selling, general and administrative expenses and research, development and commercial application engineering expenses, loss from operations decreased to $810,013 for the year ended December 31, 2004, compared to $2,560,752 for the year ended December 31, 2003, a decrease of $1,750,739.
      Impairment Loss on Note Receivable. On April 21, 2004 we entered into an agreement to acquire all of the shares of Active Recognition Technologies, Inc., a privately held developer and licensor of vehicle and license plate recognition software. We were not required to close the transaction unless ART achieved $400,000 of net revenue and $100,000 average EBIT for two consecutive fiscal quarters prior to July 31, 2005. ART did not satisfy either of these conditions. During the twelve months following the execution of the agreement, we committed to provide funding to ART, up to a maximum of $500,000, in the form of convertible debt. The debt bears interest at 5% per annum, matures April 2006, and is secured by a first priority lien on all assets of ART. At December 31, 2004, we had advanced $390,000 under the loan. The remaining $110,000 was advanced during the first quarter of 2005.
      ART did not achieve the revenue or EBIT levels which are required as a condition of closing. We also believed that there was no assurance that ART would achieve positive cash flow or obtain additional financing that would allow it to repay the convertible debt or allow ART to continue as a going concern for the next twelve months. As a result, we recorded an impairment loss for the year ending December 31, 2004 for the total commitment of $500,000. We have no commitment to fund ART operations beyond the $500,000.
      Interest and Other Income-Net. Interest and other income-net was $37,935 for 2004 compared to $10,191 for 2003, an increase of $27,744.
      Net Loss. The decrease of $1,278,483 or 50% in the net loss to $1,272,078 for the year ended December 31, 2004 from $2,550,561 for the year ended December 31, 2003 was primarily a result of the recognition of the Delphi minimum royalty revenue, decreased selling, general and administrative expenses and decreased research, development and commercial application engineering expenses.
Liquidity and Capital Resources
      During December 2005, we completed a private placement of our common stock and warrants with a few institutional investors. We raised net proceeds of approximately $3.1 million after payment of placement agent commissions and other offering expenses.
      Following the offering, and as of December 31, 2005, we had cash and cash equivalents of approximately $4.0 million. Additionally, we had a $400,000 restricted short-term certificate of deposit which was pledged as collateral for a standby letter of credit.
      Net cash used in operating activities during the year ended December 31, 2005 was approximately $600,000. The cash used in operating activities was used primarily to fund the working capital requirements of FinePoint.
      Net cash used in investing activities during the year ended December 31, 2005 was approximately $1.2 million. Our net cash used in investing activities was primarily due to cash paid at closing to settle liabilities assumed in our acquisition of FinePoint and to our purchase of a short-term certificate of deposit which was pledged as collateral for a standby letter of credit.
      Net cash provided by financing activities during the year ended December 31, 2005 was approximately $3 million and consisted primarily of net proceeds from the completion of a private placement of our common stock and warrants, offset by principal payments on capital leases and notes payable.
      Our license agreement with Delphi required Delphi to pay us minimum royalty payments totaling $12 million during 2004 through 2007. The first $1 million minimum royalty payment was earned effective June 30, 2004 and was received in July 2004. The second payment of $2 million was recognized as revenue on June 30, 2005 and was received in July 2005. Subsequent payments were due as follows: $3 million in July 2006; and $6 million due in July 2007. On October 8, 2005 Delphi filed for reorganization under Chapter 11. On October 27, 2005, the bankruptcy court accepted a revised order agreeing to the cancellation of the license agreement effective October 17, 2005. We currently intend to pursue damages for cancellation of the license agreement. The ultimate outcome of our claims in bankruptcy court cannot be determined at this time. Bankruptcy laws allow for a 90 day look back, from filing date, at cash payments for preferential treatment. The $2 million payment to us was within this time period. We believe that the payment will not have to be returned as it was made in the ordinary course of business and was made according to the terms of the licensing agreement.
      On September 1, 2005, we acquired all of the outstanding common shares of privately held FinePoint, a developer of patented digital computing pen solutions for tablet PCs and peripherals. The results of FinePoint’s operations have been included in the consolidated financial statements since that date. The aggregate purchase price was $1,360,479, including 567,611 shares of unregistered common stock valued at $800,331, $161,937 cash advance converted into FinePoint equity, $309,761 of cash paid at closing to settle assumed liabilities, and $169,522 of acquisition costs net of a $81,072 reversal of our valuation allowance related to the net deferred tax liability acquired from FinePoint. The value of the unregistered common stock issued was determined based on the average market price of the our common shares over the period beginning two days before the terms of the acquisition were agreed to and ending two days after the announcement of the agreement.
      In connection with our acquisition of FinePoint, we obtained a six-month renewable $400,000 standby letter of credit related to the contract manufacturing of FinePoint’s products. We were required to pledge a certificate of deposit in the amount of $400,000 as collateral for the standby letter of credit. In the event that we do not pay the invoices for the production of the FinePoint products on the agreed upon terms of net 30, the contract manufacturer may draw upon the letter of credit. As of December 31, 2005, no amounts have been drawn against the letter of credit.
      At December 31, 2005, we had net operating loss carryforwards for federal income tax purposes of $22.1 million which expire in 2011 through 2024 and net operating loss carryforwards for state income tax purposes of $15.0 million which expire 2006 through 2010.
      We have experienced significant operating losses since our inception. We believe that our cash on hand will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least 12 months. However, our capital expenditures and working capital requirements could increase depending on our operating results and other adjustments to our operating plan as may be needed to respond to competition or unexpected events. We continually evaluate our working capital needs and we may seek to obtain additional working capital through debt or equity offerings. There can be no assurance that additional funds will be available on acceptable terms. In the event that additional funds are not available on acceptable terms, we could be required to reduce the scope of or cease operations.
      Other than disclosed herein, we have no special purpose entities or off balance sheet financing arrangements, commitments, or guarantees other that certain long-term operating lease arrangements for our facilities and short-term purchase order commitments to our suppliers. At December 31, 2005, we had a $92,000 commitment for tooling related to volume production of the PushGate Island magnets which was built to our specifications. The commitment will be reduced by each component part which is sold by the vendor and any remaining commitment will be paid in 2008.
New Accounting Pronouncements
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs — An amendment of ARB 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). We are required to adopt the statement effective for inventory costs incurred beginning January 1, 2006. We do not expect that this standard will have a material effect on its financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) requires that the cost of share-based payments be recognized as expense in the financial statements based on the fair value of the equity or liability instruments used. Currently, we are required to disclose the effect on earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, of expensing. We are required to adopt the statement effective January 1, 2006. The impact on us will be determined by several factors including the number of shares or options granted, our stock price, and the volatility of our stock. We will use the modified prospective transition method, utilizing the Black-Scholes option pricing model for the calculation of the fair value of our employee stock options. Under the modified prospective method, stock option awards that are granted, modified or settled after January 1, 2006 will be measured and accounted for in accordance with SFAS No. 123(R). All outstanding options at December 31, 2005 were fully vested.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets-an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We are required to adopt the statement effective for nonmonetary asset exchanges occurring beginning January 1, 2006. We do not expect that this standard will have a material effect on our financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and SPAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable, whereas APS Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material effect on its results of operations and financial position.

PRO FORMA FINANCIAL STATEMENT
      The following unaudited pro forma financial data of InPlay and FinePoint Innovations, Inc. (“FinePoint”) and explanatory notes give effect to InPlay’s acquisition of FinePoint. The unaudited pro forma financial data should be read in conjunction with FinePoint’s historical financial statements and notes thereto appearing elsewhere in this prospectus.
      The unaudited pro forma financial data have been prepared utilizing the historical financial statements of InPlay and the historical financial statements of FinePoint. the unaudited pro forma financial data are based on the estimates and assumptions set forth in the notes to the unaudited pro forma financial data.
      The unaudited pro forma condensed consolidated statement of operations represents the historical results of operations of InPlay for the year ended December 31, 2005, adjusted to reflect the acquisition of FinePoint as if had occurred at the beginning of the period presented.
      The unaudited pro forma data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have existed if the acquisition had been consummated at the beginning of the periods presented, nor is it necessarily indicative of future operating results of InPlay.

InPlay Technologies
Proforma Unaudited Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2005

	InPlay	FinePoint	Pro Forma		Pro Forma
	Technologies	Innovations(1)	Adjustments		Consolidated

NET REVENUE	$6,455,544	$303,375			$6,758,919
COST OF GOODS SOLD	2,477,371	66,000			2,543,371

GROSS PROFIT	3,978,173	237,375			4,215,548
OPERATING EXPENSES
Selling general and administrative	2,720,900	400,313	$46,928	(2)	3,168,141
Research, development and commercial application engineering	641,047	425,661	(6,854	)(3)	1,059,854

Total operating expenses	3,361,947	825,974	40,074		4,227,995

LOSS FROM OPERATIONS	616,226	(588,599)	(40,074)		(12,447)
INTEREST AND OTHER (EXPENSE) INCOME:	51,424	(33,519)	(2,551	)(4)	15,354

NET INCOME (LOSS)	$667,650	$(622,118)	$(42,625)		$2,907

NET INCOME (LOSS) PER COMMON SHARE,
BASIC	$0.07				$0.00

DILUTED	$0.07				$—

WEIGHTED AVERAGE SHARES OUTSTANDING,
BASIC	9,823,637		378,407	(5)	10,202,044

DILUTED	9,903,485		378,407	(5)	10,281,892

(1)	Reflects the historical statement of operations data for FinePoint for the period from January 1, 2005 to the date of acquisition, September 1, 2005.

(2)	Primarily reflects additional amortization of intangibles resulting from the acquisition of FinePoint Innovations, Inc.

(3)	Reflects the reduction in depreciation expense due to the reduction to fair market value of property and equipment acquired. related to research and development.

(4)	Reflects the elimination of interest expense on FinePoint debt that was settled upon the acquisition of FinePoint and the elimination of interest income on the $566,855 of cash that was paid to acquire FinePoint.

(5)	Reflects the issuance of 567,611 shares of common stock in connection with the acquisition of FinePoint.

BUSINESS
Overview
      We develop patented, enabling technologies to market, sell and/or license. Our current technologies include the Duraswitch® electronic pushbutton, rotary and omni-directional switch technologies, and the FinePoint MagicPoint® computing pen technology.
      We maintain our executive offices at 234 South Extension Road, Suite 103, Mesa, Arizona 85210, and our telephone number is (480) 586-3300.
Strategy
      Our goal is to grow our revenues and profitability as a competitive marketer and licensor of proprietary emerging technologies that enable unique design and functionality solutions for relevant industries. In order to achieve this objective, we intend to aggressively promote the advantages of our current technologies to increase market awareness and attract additional licensees and customers. We expect to expand our portfolio of patented technologies through acquisitions or licenses from inventors or assignees as it makes economic sense.
      Our model requires proprietary technologies to succeed. Our first technology was our Duraswitch electronic switch technology that was developed internally and then licensed to switch manufacturers and original equipment manufacturers, or OEMs. Our licensing model employs a network of manufacturers, vendors, and technology alliances that sell to and manufacture products for OEMs. In some instances, we expect that some OEMs may also license technology directly for in-house production or for their suppliers. We believe this strategy provides an avenue to commercialize additional technologies and open new mutually beneficial relationships.
      We acquired FinePoint Innovations, Inc., a developer of digital computing pen technology, in September 2005. FinePoint has achieved initial commercial acceptance with purchase orders from a major computer OEM as well as several smaller customers. FinePoint’s computing pen and digitizer are produced through contract manufacturers, then provided to the original design manufacturer, or ODM, or OEM customer for integration into the final product. We have developed digital pen technology, offering a significant advancement in performance over current analog products at a competitive cost. We believe that we can expand our market share by offering this new digital solution.
Duraswitch Electronic Switch Technologies
      We have developed, patented, and licensed innovative technologies utilizing a magnetic-based design for electronic switches. These technologies include pushbutton, rotary dials, and mouse/cursor/omni-directional controls that can be used in a wide range of applications. We believe our patented technologies provide innovative solutions to the electronic switch design challenges faced by OEMs, product designers, and component suppliers.
      We license to switch manufacturers and OEMs the right to produce and sell products using our technologies. We form strategic partnerships with suppliers of complementary products to further market awareness of our technologies and provide material sourcing for our licensees. By partnering with established manufacturers, we are expanding the use of our technologies by leveraging our licensees’ manufacturing capabilities and customer relationships. Our goal is to expand our licensee base and the number of applications using our technologies.
      Electronic Switch Industry Analysis. Electronic switches and Integrated Control Panels (“ICPs”), are used in a wide variety of consumer, industrial, and agricultural products, such as appliances, military equipment, airplanes, automobiles, security systems, temperature controls, point-of-sale systems, elevators, medical equipment, computers, gas pumps, beverage dispensers, gaming units, fitness equipment, consumer electronics, and commercial food preparation equipment.

      History of Electronic Switches. In the last hundred years, two basic switches have dominated the market: electro-mechanical and membrane. In its simplest form, an electronic switch controls the flow of electric current: press the switch to complete the circuit and the current flows to operate a microprocessor, which, in turn, performs the desired function. Electro-mechanical switches operate by pushing, turning, or sliding a button, knob, or lever to mechanically activate a series of movable parts that will close or complete a circuit within the switch itself. Although they offer excellent tactile feedback for the user, electro-mechanical switches are bulky and mechanically complex, and can be difficult to integrate into certain ICPs.
      Membrane switches consist of multiple, thin-film layers topped by an overlay with printed graphics or instructions to operate the device in which the switch is incorporated. A typical example of a membrane switch is found on most microwave oven control panels. Without tactile feedback, users may activate the switch multiple times, which could cause the opposite effect of what the user intended. To solve the feedback response problem, membrane switch manufacturers typically have offered a “beep” sound, light, or status icon on a display to inform the user when the switch has been activated. However, this solution increases the cost, complexity, and size of the product to which it is added, thus decreasing the advantages of a membrane switch over an electro-mechanical switch.
      The second option to overcome the feedback response problem is to incorporate a metal, rubber, or plastic dome as part of the membrane switch. When pressed by a user, the center of the dome will invert and contact the circuit on the membrane layer beneath it. Domed membrane switches are prone to failure due to material fatigue, are much less reliable than membrane switches without domes, and require inconsistent amounts of force to be activated. These limitations have frustrated users and increased the cost and design complexity, while decreasing the reliability, of the switch.
Duraswitch Electronic Switch Competitive Advantages
      The keys to our technologies are simplicity of design and reliance on magnetic force, rather than mechanical parts or the elastic properties of materials, to operate a switch. Based on our experience and available research in the electronic switch and ICP industries, we believe our technologies offer several competitive advantages compared to switches and ICPs using traditional electro-mechanical or membrane switch technologies, including the following:
      Significantly Greater Durability and Reliability. Our technologies rely on a magnetic-based design with few moving parts and virtually no risk of stress, fatigue, or potential breaking points. By eliminating or reducing the mechanical complexity and precision required by traditional technologies, we believe switches made with our technologies are significantly more durable and reliable than traditional electro-mechanical and membrane switches. From January 1998 to January 2001, we tested one of our PushGate® pushbutton switches. It exceeded 500 million activations on an electronic counter. Additionally, multiple samples of new PushGate switch designs routinely successfully complete durability tests of between three and 50 million activations. We believe these test results support our belief in the reliability and durability of products manufactured using our PushGate technologies.
      Inherent Feedback Response. Membrane switches and some electro-mechanical switches require additional cues such as beeps, lights, or status icons to artificially provide feedback to the user, which increases the complexity and total cost of the switch. Our PushGate design consistently produces a distinctive “click” each time the user activates our switch and eliminates the costs associated with additional cues.
      Ease of Integration in Slim Profile, Environmentally Sealed Design. Because switches produced using our technologies use a thin, multiple layer design that incorporates a flexible circuit rather than bulky mechanical parts, they are easily integrated into flat panel/slim profile products currently desired by the market. This design also eliminates the need to breach the surface of the ICP, enabling our ICPs to be easily sealed, cleaned, disinfected, and protected from harsh environmental conditions.
      Value Engineering Alternative. We believe switches produced using our technologies offer a better overall value compared to switches using traditional technologies. The integration attributes of our technologies allow for a complete value engineering alternative to switch panel designs, which can allow for cost reductions in various components and manufacturing processes. In addition, devices using our switches are more durable and reliable than electro-mechanical switches and are therefore less costly to maintain.
      Increased Design Capabilities. Our technologies inherently enable various designs that are not easily achieved with traditional technologies. For example, our PushGate pushbutton switch can be designed for large or odd shaped buttons using one actuator, to withstand high impact, extreme temperature and altitude, and for dual output and normally closed designs.
Duraswitch Electronic Switch Technology Strategies
      Maintain and Further Our Patented Technologies’ Competitive Advantages. We intend to maintain and further our patented technologies’ competitive advantages in order to make our technologies standard in the industry. We intend to pursue this strategy by aggressively marketing our technologies’ advantages and broaden market awareness within our target industries. We are focusing our sales and marketing efforts on our licensing program and will work together with licensees and technology partners to develop further these technologies for specific commercial applications as it makes economic sense.
      Increase Market Awareness of Our Patented Technological Advantages. We plan to aggressively promote our patented technologies and design expertise to achieve widespread market awareness of our technologies’ advantages. Our promotional efforts will target design engineers and purchasing managers, whom we believe are the primary decision makers within the switch-purchasing market. These efforts will include increasing exposure in trade magazines, increasing traffic to our website, participating actively in vendor-sponsored seminars for design engineers, and aggressively promoting our technologies in the trade media. We believe that promoting our success and our licensees’ successes in providing custom-designed solutions for a number of high-profile companies will further enhance market awareness of our technologies and their unique competitive advantages.
      License Switch Manufacturers and OEMs. We plan to continue to offer to license our technologies to switch manufacturers, turnkey manufacturers, and OEMs as a product extension and a market differentiation. We intend to target manufacturers in countries where we currently have little or no representation, as well as manufacturers and OEMs who directly manufacture for, or have key customers in, our target markets. When targeting OEMs, we offer to license directly, license preferred manufacturers, or provide information on currently licensed manufacturers. We believe this flexible approach and the simplified requirement of our license agreements, whereby a non-exclusive licensee pays us per-switch royalties for use of our technologies, reduces barriers common to traditional licensing models that often require significant up-front fees to gain access and charge royalties on a percentage-of-sales basis.
      Provide Training, Design Engineering, and Marketing Support. We plan to provide engineering and sales training at our licensees’ facilities, quarterly sales training in various locations across North America and Europe as well as webcast training on engineering updates and sales strategies for our technologies. We believe we add value to our licensees’ efforts by offering design reviews for new projects and by offering direct access to online design manuals. We will continue to expand our lead generation efforts to drive potential business to our licensees through e-mail and direct marketing campaigns. We plan to continue to enhance communications of our technology updates and sales techniques in order to support our licensees.
      Target Key Industries with Potential for High-Volume Applications. We intend to continue to market the advantages of our patented technologies to key high-volume markets, including appliance, medical, and industrial controls. We believe that we have developed the technologies that meet the needs of these industries and can educate OEMs on the benefits of utilizing our technologies in future designs. In marketing directly to OEMs, we plan to be a source for design ideas by educating engineers on the benefits our technologies offer. We promote the solutions our technologies have provided for similar industries. We will also support our licensees’ sales efforts through sales calls and engineering support.

Duraswitch Electronic Switch Technologies
      We have a number of switch applications based on our patented magnetic-based technologies. We have licensed the PushGate®, thiNcoder® and MagnaMousetm to our licensees. Our non-exclusive licensees typically pay royalties of $0.08 per PushGate ($0.10 including the licensed component charge), between $0.25 and $0.75 per thiNcoder, and between $0.25 and $0.75 per MagnaMouse, depending on volume. Licensees are charged separately for any licensed components they purchase from us. Current prices for licensed components range from $0.02 per PushGate to $1.75 per thiNcoder subassembly. Fees for additional technologies will be determined upon release.
      The Duraswitch PushGate®. A flat panel Duraswitch PushGate switch consists of up to five bonded micro-thin layers of material, which collectively measure less than 1/10th of an inch. The top layer of the switch is printed with a graphical overlay that indicates which buttons must be pressed to activate a desired function, such as the “on,” “defrost,” and “cook” buttons on a microwave oven. Below the top layer is a thin, flexible layer of permanent magnetic material. Below the magnetic layer is spacer material containing a hole through which a patented metal disc is pushed. The disc has a small, raised, off-center button that is pushed by the user through the surface of the switch. A flexible circuit or printed circuit board is located at the bottom of the switch. When the button is pressed, the disc separates from the magnet and the underside of the disc completes the circuit by touching the contacts located on the printed circuit. When the button is released, the magnet pulls the disc away from the switch contacts into its resting position, and the circuit is broken. This magnetic-based design produces a consistent tactile feedback response to the user each time the switch is activated.
      The PushGate can be designed, as described above, in a flat panel construction using a graphical overlay, or used as switching mechanism under a custom keycap or housing.
      We have introduced a number of enhancements to our core PushGate technology including:

•	PushGate Island construction which reduces the number of material layers and allows for the switching element of the PushGate to be fabricated as a freestanding subassembly that can be easily inserted into a foam layer, thereby simplifying the manufacturing process and reduces cost;

•	Unique constructions that provide distinct advantages in certain applications including the Large-Key PushGate, High-Impact PushGate, Tact Switch, Extreme Temperature/ Altitude PushGate, Peel-and-Place PushGate, and Normally Closed-Normally Open design incorporating PushGate technology.
      The Duraswitch thiNcoder®. The Duraswitch thiNcoder resembles a typical volume control knob on a car radio or a selector knob on a washing machine, except that unlike an electro-mechanical rotary switch, our switch is integrated on a flex-circuit. The entire assembly can be less than 1/10th of an inch thick below the overlay. The Duraswitch thiNcoder consists of a rotary knob containing embedded magnets all fastened to a flat surface. The top of the surface displays instructions for the user. The bottom of the surface seals a circular space below the magnet containing small gold-plated balls. Between the magnets and the gold-plated balls are printed electronic circuits, which are activated through contact with the gold-plated balls. When the user turns the knob, the magnet within the rotary knob causes the gold-plated balls to rotate within their circular space. As the balls roll across the flex-circuit membrane, they close or open the circuit and convey the user’s instructions to the device. The design of the Duraswitch thiNcoder also allows for a tactile feedback response to the user, such that the user can feel each “click” as the knob is turned. The thiNcoder has been used for medical devices, agricultural equipment, and industrial controls. The thiNcoder can also be designed as a 5-bit encoder for applications that require a large number of selector positions such as an appliance.
      The Duraswitch MagnaMousetm. The Duraswitch MagnaMouse is an omni-directional switch that works by using a disc-shaped actuator held by magnetic attraction. Pushing on the switch surface or any custom designed key cap closes the contact and actuates the MagnaMouse. Electrodes are arranged to produce different outputs when contacted in different locations. The MagnaMouse allows for the integration of cursor control devices into ultra-thin, durable control panels, as well as a highly reliable actuator under joystick controls.

      The Duraswitch PushFlex. The Duraswitch PushFlex technology combines a commonly available magnet sheet and a magnetically receptive actuating layer to create a unique switch construction. The actuating layer is a slotted flat configuration that aligns to holes cut in the magnetic layer. Together, these layers form a web of switches. PushFlex offers an alternative to both domes and conductive rubber keypads. The web configuration eliminates the need for individual placement of domes, keeping assembly costs down. The entire tooling, sourcing, and molding process for conductive rubber keypads is eliminated. Because PushFlex offers a compelling cost-per-key value proposition, development of the technology has been aimed at applications using numerous pushbuttons like a typical keyboard.
Customers
      Our success depends in part on our licensees’ ability to incorporate our technologies into OEM’s designs and products in key industry segments. As a result, we have licensed various custom and turnkey switch manufacturers to produce switches for devices in a wide variety of industries. Some of the key industries in which our licensees operate include the following: elevator, beverage dispensing, energy management, test and measurement, medical, point-of-sale, appliance, vending machine, gaming, recreational marine, industrial automation, health and fitness, restaurant equipment, gas pump, mass transit, computer, lighting and sound, aerospace, and industrial controls.
      In April 2000, we entered into an agreement whereby we received $4 million from Delphi Automotive Systems LLC in exchange for: (a) Delphi’s exclusive right to utilize and manufacture our patented switch technologies for the automotive industry; (b) a warrant to purchase 225,000 shares of our common stock at $7 per share; and (c) an option to purchase approximately 1.65 million shares of our stock at $7 per share. The license agreement with Delphi generated licensing revenue of $2,955,118 or 86% of licensing revenue, $1,407,978, or 80% of licensing revenue, and $409,753, or 54% of licensing revenue, in 2005, 2004 and 2003, respectively. In 2005, licensing revenue from Delphi resulted from the $2 million dollar minimum royalty payment and the recognition of the remaining deferred revenue. In 2004, licensing revenue from Delphi primarily resulted from the recognition of the first minimum royalty payment and recognition of deferred licensing revenue which was recorded in 2000. In 2003, licensing revenue from Delphi primarily resulted from the recognition of deferred licensing revenue. On October 8, 2005, Delphi filed for Chapter 11 bankruptcy protection. On October 27, 2005, the bankruptcy court approved the termination of the Delphi license agreement, effective October 17, 2005.
Competition
      We believe that the primary competitors for our licensed electronic switch technologies are manufacturers of electro-mechanical and dome membrane switches. Many of these manufacturers have established products, broad brand and name recognition, and significantly greater resources than we do. Our strategy has not been to compete directly with these manufacturers, but to offer to license them our switch technologies. If these manufacturers, as licensees, incorporate our technology into their switches, we will have converted our competitors into business partners and Duraswitch technology advocates.
      While a licensing business model fosters cooperation, switch manufacturers may not adopt Duraswitch’s technologies. In particular, manufacturers may be reluctant to alter current designs or have other long-standing relationships that may affect the manufacturers’ decision to use one technology over another, even if our technologies offer additional benefits.
      We expect to encounter competition in the area of business opportunities from other entities having similar business objectives. Many of these potential competitors may possess financial, technical, human and other resources greater than ours. We anticipate that we will face increased competition in the future as new companies enter the market.
FinePoint MagicPoint® Computing Pen Technology
      Our goal is to be the market leader in technology development and commercialization of innovative pen computing products. In order to achieve this objective, we have continued to improve our pen input technology by optimizing size, weight, power consumption, and costs, while reducing product development cycles and providing our customers various customizable solutions. We have developed digital pen technology, offering a significant advancement in performance over current analog products at a competitive cost. We are marketing this new technology to computer OEMs and expect to expand our market share by offering enhanced product capability, customer responsive service and a roadmap for future innovation using our technology.
      Our FinePoint Innovations division designs, develops and commercializes innovative pen-input solutions for builders of tablet personal computers, computer peripheral products, point-of-sale terminals, and kiosks. We provide pen and digitizer assemblies to OEM customers mostly through contract manufacturers with limited production at the FinePoint office.
      FinePoint was formed in 2000 through the purchase of all necessary business assets from Mutoh America, including intellectual property and patents, to design and build pen input products and technology for new customers and customers formerly associated with Mutoh America. We acquired FinePoint in September 2005.
      We work with contract manufacturers to manufacture our pen and digitizer product. The assembly is then sold to the ODM or OEM customer for integration into the final product.
      Computing Pen and Digitizer Industry Analysis. Computing pens and digitizers are used to transform human input into a digital signal that a computer or portable device can process. Products that use digitizer input include tablet or convertible PCs, personal digital assistants, or PDAs, point-of-sale devices, kiosks and various computer peripherals.
      History of Digitizer Technology. Digitizer technology has been around for many years and continues to evolve to meet the increasing demands for higher resolution, higher accuracy and lower power consumption.
      There are two basic types of digitizer technology used today: active digitizers and passive digitizers. Both active and passive digitizers use similar components to digitize data:

•	A pen, stylus or human finger to generate input data

•	A sensor device to generate x, y analog coordinates from the input data

•	A micro controller to convert the x, y coordinates into digital data

•	Driver software
      Passive technology is used in PDAs and many vertical tablet applications today. The term resistive is used synonymously with the term passive in these applications. In a resistive digitizer all of the electronic components are contained on or beneath the surface of the contacted surface. The input device contains no electronics and can be any hard object (typically a stylus), to create the data to be input.
      In a resistive digitizer, a voltage is applied to the top sheet. As the user touches the screen, the top sheet compresses the spacer dots so that the top and bottom layers are in contact. Upon contact, current flows to the four corners in proportion to the distance from the edge. The x & y position of the stylus is then calculated by the controller based on the changes in the current flows and digital coordinates are generated.
      Other passive digitizing technologies used primarily in non-portable touch screen applications include capacitive, near-field imaging, acoustic wave, and infrared technology.
      Electromagnetic or active digitizers utilize an input device (e.g., a pen) which contains some electronics external to the touched surface of the digitizing device. An active digitizer uses electromagnetic technology to transmit information about the pen’s location, via the pen, to the sensor grid located behind the liquid-crystal display. The controller’s chipset uses this information to create digital data, including ASCII data packages, which are used by the host computer. Active digitizer technology is the technology of choice for applications in which higher resolution, higher accuracy and the ability to hover, also called mouse-over or rollover, is required.

      There are two types of active digitizers available on the market today. One uses a self-powered pen (battery in pen) and one uses a grid-powered pen (no battery in the pen). Self-powered pens favor high performance, low power applications. Grid-powered pens are favored by small pen size or desktop applications where power is less of a concern.
FinePoint Technologies Competitive Advantages
      FinePoint management has a long history in the computing pen industry and has provided analog pen and digitizer assemblies to OEM customers including HP, Fujitsu, IBM, Itronix, Walkabout Computers and Symbol Technologies. We recently introduced our digital pen technology, offering a significant advancement in performance over current analog products at a competitive cost. We believe that our digital solution offers competitive advantages including:

•	Better Accuracy. Analog communications assign a specific frequency band to each function and measure the frequency to determine what information is being transmitted from the pen. Thus, added features in an analog system will reach a limit, or bandwidth limitation. Increasing the operational bandwidth will result in a noisier system which reports position information with less fidelity. For the user, this means lower accuracy and increased jitter. Digital communication is not limited by bandwidth, thus improving the position signal fidelity (better accuracy and less jitter). We believe our digital system offers the user a true pen-and-paper experience.

•	Lower Cost. With our digital technology, adding features does not require additional tuning or increase the cost of production.

•	Increased Feature-Enhancement Capability. Our digital technology inherently offers increased feature-enhancement capability that is not easily achieved with analog technology. For example, our MagicPoint pen can be configured for eraser, lasso, brush, air brush, calligraphy and highlighting capability. The technology also allows for unique pen IDs, enables the pen to act as a security key, or to store files in the pen and move to another device.
FinePoint Strategies
      Maintain and Further Our Patented Technologies’ Competitive Advantages. We intend to maintain and further our computing pen technologies’ competitive advantages in order to accomplish our goal of becoming the market leader in technology development and commercialization of innovative pen computing products. In order to achieve this objective, we have continued to improve our pen input technology by optimizing size, weight, power consumption, and costs, while reducing product development cycles.
      Expand Awareness of Our Technologies’ Advantages. We plan to promote our technologies to achieve widespread awareness of the advantages of our digital pen solution. We are focusing our sales and marketing efforts on computer OEMs that currently, or plan to, manufacture tablet PCs and convertible notebooks. These efforts include one-on-one meetings with key decision makers at the computer OEMs, leveraging relationships with technology alliances and vendors, exposure in trade magazines and attending trade shows.
      Leverage Customer Responsive Culture. We believe our customer responsive culture enables us to provide superior customer support and flexibility. Our technology inherently enables customization options at a lower cost and with easier implementation. Ease of customization enables our customers to differentiate their product in the marketplace.
FinePoint Digital Computing Pen Technology
      FinePoint’s MagicPoint system consists of a digitizer and digital writing pen. The pen is a cordless, active RF digital pen versus the earlier analog pen technology used with most computer-based systems. The digitizer is a complete assembly comprised of a sensor grid and integrated controller electronics with standard connectors. The controller is a 3-piece chip set, consisting of a pen signal receiver ASIC, programmable logic device and a pen system processor. The pen transmits a digital signal to the digitizer which is then processed by the system.

      The MagicPoint 800 (MP800) system includes a digitizer and self-powered pen. The pen is powered by a 5-year battery. The self-powered pen transmits a very small constant and continuous electromagnetic signal. This signal is captured by the digitizer which is positioned behind the display of the tablet PC or video monitor to determine pen position. The pen position information is sent to the PC or host and is displayed as cursor or mouse position information.
Customers
      We market directly to computer OEMs. Our current target segment is manufacturers of tablet PCs and convertible notebooks. We work with contract manufacturers to manufacture our pen and digitizer product. The assembly is then provided to the ODM or OEM customer for integration into the final product.
      As of March 14, 2006 we had received purchase orders totaling $4.4 million from Quanta, who serves as the ODM for Gateway, Inc. We recognized $2,858,805 of revenue related to this customer in 2005. See “Risk Factors — Our FinePoint business currently depends on one significant customer.”
Competition
      We are aware of several other companies that provide active digitizer solutions including Wacom Ltd., Sunrex and N-trig. While these companies provide similar products to ours, we are not aware of any competitor that is offering a digital solution.
      Our competitors may possess financial, technical, human and other resources greater than ours. We anticipate that we will face increased competition in the future as new companies enter the market.
Intellectual Property
      Our success also depends in part on maintaining and protecting our proprietary technologies. As a result, we have adopted an intellectual property protection policy designed to deter and stop infringement. To deter infringement, we file United States and foreign patents for relevant material technological advances and warn against potential infringement by posting patent numbers on our products, packaging, and published materials. Examples of these materials include our website, brochures, advertisements, and some technology samples. We have not had to become involved in infringement litigation to protect our intellectual property, however, we intend to prosecute litigation against infringers if necessary.
      In order to protect our trade secrets and other intellectual property, we also require our employees, contract workers, consultants, advisors, and collaborators to enter into confidentiality agreements, which prohibit the disclosure of proprietary information to third parties or the use of our proprietary information for commercial purposes. Our technical and sales employees also must agree to disclose and assign to us all methods, improvements, modifications, developments, discoveries, and inventions conceived or developed on the job, using our property, or relating to our business. As of December 31, 2005, we had $1,389,153 of capitalized costs related to patents, net of accumulated amortization.
      As of December 31, 2005, we held 20 United States patents and 21 foreign patents for the Duraswitch technologies and eight United States patents and one foreign patent for the FinePoint technologies. We also have patent applications pending in the United States, Mexico, Canada, France, Great Britain, China, Taiwan, Italy, and Germany. We have made further filings under the Patent Cooperation Treaty, which makes it possible to seek patent protection for an invention simultaneously in each of a large number of countries by filing an “international” patent application.
      We have registered the following trademarks with the United States Patent and Trademark Office: “Duraswitch®”, “Duraswitch” as a stylized word with a unique “D”, “The World is Switching®”, “PushGate®”, “thiNcoder®” and “MagicPoint®”. In addition, we have registration pending for InPlay Technologiestm.

Research, Development, and Commercial Application Engineering
      We have nine people in our research, development, and commercial application engineering department who focus on supporting our licensees, ODMs and OEM customers in the design and implementation of products using our technologies. These efforts include technology enhancements, value engineering, engineering manuals, design reviews, and on-site training and manufacturing support.
      In 2001 and 2002, we dedicated a large amount of our resources to research and development and the protection of our patented Duraswitch technologies. Through those efforts, we believe we developed a portfolio of patented and patent-pending technologies that meet the needs of our Duraswitch licensees, their customers, and our target markets. Since 2003, we focused our engineering efforts on the commercialization of these technologies through our licensees. In 2005, we acquired FinePoint Innovations. Our engineering efforts at FinePoint have been focused on continued technology development, software enhancements, RoHS compliance, and customer support. Our research, development, and commercial application engineering department will continue to adapt our technologies as needed for commercialization through our licensees and OEM customers. We plan to file patents for any unique technology enhancements or developments.
      During 2005, 2004, and 2003, we spent $641,047, $472,485 and $917,610, respectively, on research, development, and commercial application engineering efforts. In late 2002, we announced cost-cutting initiatives that included significant personnel reductions. We made additional reductions in research and development personnel during 2003. We expect that future research, development and commercial application engineering expenses will be higher than 2004 and 2005 due to the additional FinePoint division personnel.
Sales and Marketing
      We have three people in the sales and marketing department who focus on supporting our existing licensees and customers, marketing our technologies to OEMs, obtaining new licensees and customers, and forming technology alliances.
      Websites: www.inplaytechnologies.com, www.duraswitch.com, and www.finepointinnovations.com. We believe design engineers, purchasing managers and product managers, the individuals most likely to make the decision to incorporate our technologies in their products, frequently use the Internet to search for design solutions. Therefore, our websites are a key component of our current direct marketing efforts. Most of our advertising and promotional materials direct readers to our websites. In addition to attracting potential licensees and customers to our websites for information, we use our websites to generate interest in our technologies. Using our websites as promotional tools is also less expensive than other methods, is interactive and reaches a global audience. Our websites have several features, including the following:

•	information about the advantages of our patented technologies;

•	white papers, press releases and articles published by third parties about our products;

•	virtual demonstrations of our technologies and products;

•	technical data to assist design engineers in designing products using our technologies;

•	information on products that currently use our technologies; and

•	benefits and the process for obtaining information to utilize our technologies.
      Duraswitch Licensee Support. Our existing Duraswitch licensees and their sales representatives are an extension of our marketing effort as they sell our technologies to their customers. We provide direct support by attending sales calls and with one-on-one design reviews and conference calls. We also provide generalized support and training to keep licensees abreast of technology developments, improvements in processes, and sales tools. To communicate this, we have created a licensee-only section on our website that includes the following:

•	Click: an e-newsletter highlighting engineering, manufacturing and procurement updates;

•	The Report: an e-newsletter with sales tips, licensee success stories, and technology updates;

•	web cast training: interactive presentations on Duraswitch technologies given multiple times to accommodate various time zones, and also archived;

•	online training manuals: complete design and manufacturing manuals for our technologies available online to ensure updates and enhancements are available immediately;

•	sales presentations, marketing literature, images, and logos available for licensees to download and integrate with their own branded sales materials; and

•	strategic technology partner contacts for procurement and support for complementary products that our licensees often use when manufacturing our technologies.
      We are also able to negotiate with vendors who provide magnets, adhesives, and other materials used in the manufacture of our technologies to provide our licensees with preferred pricing.
      FinePoint One-on-One Meetings. We estimate that approximately 40 companies worldwide currently make or sell tablet PCs and convertible notebooks, the initial target products for our technology. Because of the number of potential customers, and relatively limited number of competitors in our market, we believe that personal contact and one-on-one meetings are the most effective way to sell our technologies. We believe the key decision makers within these companies are the product marketing manager and product engineering manager. Our approach is to meet with these key decision makers to determine pen system features requirements. We determine which of our products best fit those needs, then present recommendations. We believe that our customer-responsive approach is one of our advantages over our competitors.
      Public Relations. We target technical periodicals for media exposure in an effort to raise awareness of our technologies and application successes through our licensees and customers. Our public relations campaigns have included editorial coverage of our technologies and listings in industry-specific supplier guides. We believe this is a cost-effective method of capturing the attention of design engineers and OEMs and educating them on the benefits of our technologies. Articles on our technologies have been included in numerous trade publications and Websites including EE Times, Control Engineering, Appliance Magazine, Electronicstalk, Tablet PC Magazine and Tablet PC Talk.
      Seminars and Trade Shows. We present training seminars about our technologies at some vendor-sponsored events for product design engineers. At these seminars, we are able to meet attendees and provide them with information about our technologies through multi-media presentations, product demonstrations, brochures, and samples. We support the efforts of, and often partner with, licensees, customers and technology partners to broaden awareness of our technologies at these events.
Employees
      As of March 14, 2006, we had 24 employees. None of our employees are covered by collective bargaining agreements and we consider our employee relations to be good.
Properties
      Our principal administrative and Duraswitch design facilities are located in Mesa, Arizona, where we presently lease 8,926 square feet of office space in a building located at 234 South Extension Road. Our lease expires on December 31, 2006, subject to our option to extend the term for two additional one-year periods. Our principal FinePoint facilities are located in Phoenix, Arizona, where we presently lease 5,302 square fee of office space at a building located at 15220 South 50th Street. Our lease terminates on June 15, 2009. We believe our current facilities will be sufficient for our operational purposes for the foreseeable future and any additional facilities needed thereafter will be available on commercially reasonable terms.
Legal Proceedings
      From time to time we may be subject to claims and litigation incident to our business. As of March 14, 2006, we were not party to any material legal proceedings.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position

Steven P. Hanson	58	Chairman of the Board
Robert J. Brilon	45	Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer, and Director
Anthony J. Van Zeeland	64	Chief Technology Officer and Director
John W. Hail	75	Director
P. Robert Moya	61	Director
William E. Peelle	56	Director
Michael A. Van Zeeland	31	Director
      Steven P. Hanson has served as an independent Director since July 2004, and as Chairman since April 2005. He serves on the Audit, Compensation and Nominations and Corporate Governance committees. Mr. Hanson has served as a partner at Knowledge Capital Alliance since February 2003, a consulting firm in leadership development and organizational performance, as well as partner in Southwest Value Acquisitions, a private equity firm, since September 2004. Mr. Hanson has over thirty-two years of senior executive experience in the high technology industry, including 28 years at Motorola and three years as President and Chief Executive Officer of ON Semiconductor. Mr. Hanson holds a BSEE degree from the College of Engineering at Arizona State University.
      Robert J. Brilon became Chief Executive Officer in 2002 and has served as President and Chief Financial Officer of InPlay Technologies since November 1998. Mr. Brilon served as Chairman from May 2002 through March 2005. Mr. Brilon holds a B.S. degree in Business Administration from the University of Iowa and is a CPA.
      Anthony J. Van Zeeland became Chief Technology Officer in July 2003 and has served as director since our company’s formation in May 1997. From May 1997 to July 2003, Mr. Van Zeeland served as our Chief Operating Officer and Executive Vice President, Engineering. Mr. Van Zeeland holds a B.S. degree in Physics and a Masters of Science in Materials Engineering from the University of Wisconsin. Michael Van Zeeland, Mr. Van Zeeland’s son, also serves as one of our Directors.
      John W. Hail has served as an independent director since March 1999 and serves on the Audit, Compensation, and Nominations and Corporate Governance committees. Since 1988, Mr. Hail has served as Chief Executive Officer and Chairman of the Board of Directors of AMS Health Services, Inc., a publicly held provider of health and beauty products. Mr. Hail also serves on the Board of Directors of Pre-Paid Legal Services, Inc., a publicly held company engaged in the sale of legal services contracts. Mr. Hail received an honorary doctorate degree from Oklahoma City University.
      P. Robert Moya has served as an independent director since February 2005 and serves on the Audit, Compensation and Nominations and Corporate Governance committees. Mr. Moya is Of Counsel for Quarles & Brady LLP. From October 2002 through December 2004, Mr. Moya served as Executive Vice President, and General Counsel of Insight Enterprises, Inc, a Fortune 1000 company. He was also designated Insight’s Chief Administrative Officer in 2003. Prior to joining Insight, Mr. Moya retired after 10 years as a partner in the Phoenix, Arizona office of Quarles & Brady LLP where he specialized in corporation and securities law and mergers/acquisitions for middle-market and emerging growth companies. He also served as a member of Quarles & Brady’s National Executive Committee and the Arizona Management Committee and as Co-Chairman of the Corporate and Securities Law Group. He currently serves on the board of PlusNet plc, one of the U.K.’s leading Internet providers. From 2000 until 2005, he also served as a director for BIGe

Realestate, Inc., which provides software and services relating to the management of real property. Mr. Moya received an A.B. degree from Princeton University, and a J.D. degree from Stanford Law School.
      William E. Peelle has served as an independent director since May 1999 and serves on the Audit, Compensation, and Nominations and Corporate Governance committees. Mr. Peelle founded Peelle Law Offices Co. in 1977 and has practiced law and represented a number of businesses since 1975. Mr. Peelle has also served as the elected prosecuting attorney of Clinton County, Ohio, since 1993. Mr. Peelle has served as counsel or as a member of the board of several community organizations. Mr. Peelle received his J.D. degree from Ohio Northern University and has a B.S. degree in Business Administration from Ohio State University.
      Michael A. Van Zeeland has served as a Director since May 1997. Dr. Van Zeeland is Post-Doctoral Researcher for General Atomics. From September 1998 to June 2003, Dr. Van Zeeland was a graduate student researcher at UCLA. From January 1998 to September 1998, Dr. Van Zeeland was employed by our company as an engineering physicist. Dr. Van Zeeland holds Ph.D. and Masters degrees in Physics from UCLA and a B.S. degree in Engineering Physics from the University of Arizona. Dr. Van Zeeland is the son of Anthony Van Zeeland, a Director and our Chief Technology Officer.
Classification of our Board of Directors
      Our board of directors is divided into three classes, with one class standing for election each year for a three-year term. At each annual meeting of stockholders, directors of a particular class will be elected for three-year terms to succeed the directors of that class whose terms are expiring. Messrs. Brilon, Moya, and Anthony Van Zeeland are Class 1 directors whose terms will expire in 2008, Messrs. Hail and Peelle are Class 2 directors whose terms will expire in 2006, and Mr. Hanson and Dr. Michael Van Zeeland are Class 3 directors whose terms will expire in 2007. Dr. Michael Van Zeeland is the son of Anthony Van Zeeland, a Director and our Chief Technology Officer.
Information Relating to Corporate Governance and the Board of Directors.
      Our Board of Directors has determined that four directors, each of Messrs. Hail, Hanson, Moya and Peelle, are independent under the standards specified by the SEC and applicable NASDAQ rules.
      The Board of Directors has established an Audit Committee, a Compensation Committee, and a Nominations and Corporate Governance Committee. Each committee is comprised entirely of independent directors.
      Our Board of Directors has adopted charters for the Audit, Compensation, and Nominations and Corporate Governance committees describing the authority and responsibilities delegated to each committee by the board. Our Board of Directors has also adopted a Code of Conduct, and a Code of Ethics for the CEO and Senior Financial Officers. We post on our website at www.inplaytechnologies.com, the charters of our Audit, Compensation, and Nominations and Corporate Governance committees; our Code of Conduct, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this proxy statement.
      Audit Committee. The purpose of the Audit Committee is to oversee the accounting and financial reporting processes of our company and the audits of our financial statements. The Audit Committee provides assistance to our Board of Directors with respect to its oversight of (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent registered public accountant’s qualifications and independence, and (d) the performance of our independent registered public accountants. The primary responsibilities of the Audit Committee are set forth in its charter, which is reviewed annually, and includes various matters with respect to the oversight of our company’s accounting and financial reporting process and audits of the financial statements of our company on behalf of our Board of Directors. The Audit Committee also selects the independent registered public accountants to conduct the annual audit of the financial statements of our company; reviews the proposed scope of such audit, reviews accounting and financial controls of our company with the independent registered public accountants and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.
      The Audit Committee currently consists of Messrs. Hail, Hanson, Moya, and Peelle, each of whom is an independent director of our company under NASDAQ rules as well as under rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. The Board of Directors has determined that Mr. Hail (whose background is detailed above) qualifies as an “audit committee financial expert” in accordance with applicable rules and regulations of the SEC. Mr. Hail serves as Chair of the Audit Committee.
      Compensation Committee. The purpose and responsibilities of the Compensation Committee include reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and our Chief Technology Officer, evaluating their performance in light of those goals and objectives, and determining and approving the compensation level of our Chief Executive Officer and our Chief Technology Officer based on this evaluation. The Compensation Committee also recommends to the Board of Directors with respect to, or, as directed by the Board of Directors, determines and approves, compensation of our executive officers, and considers the grant of stock options and awards to our executive officers and other employees under our stock option and award plans. The Compensation Committee currently consists of Messrs. Hail, Hanson, Moya, and Peelle. Mr. Peelle serves as Chair of the Compensation Committee.
      Nominations and Corporate Governance Committee. The purpose and responsibilities of the Nominations and Corporate Governance Committee include the identification of individuals qualified to become board members, the selection or recommendation to the Board of Directors of nominees to stand for election as directors at each election of directors, the development and recommendation to the Board of Directors of a set of corporate governance principles applicable to our company, the oversight of the selection and composition of committees of the Board of Directors, and the oversight of the evaluations of the Board of Directors and management. The Nominations and Corporate Governance Committee will consider persons recommended by stockholders for inclusion as nominees for election to our Board of Directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our company’s secretary at the address listed herein. The Nominations and Corporate Governance Committee identifies and evaluates nominees for our Board of Directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our Board of Directors. The Nominations and Corporate Governance Committee currently consists of Messrs. Hail, Hanson, Moya, and Peelle. Mr. Moya serves as the Chair of the Nominations and Corporate Governance Committee. As discussed above, the members of the Nominations and Corporate Governance Committee are independent, as that term is defined by the applicable NASDAQ regulations.
Director Compensation
      Employees of our company do not receive compensation for serving as members of our Board of Directors. Directors are reimbursed for reasonable expenses incurred in attending meetings and carrying out duties as board and committee members. During fiscal 2005, all non-employee directors received a cash retainer of $3,000 per quarter and semiannual grants of options to purchase 5,000 shares of common stock at exercise prices equal to the fair market value of our common stock on the date of the grant. The Chairman received a cash retainer of $5,000 per quarter. Directors also received $250 quarterly for each committee on which they serve. Committee chairmen received $375 quarterly, other than the Audit Committee Chair, who received $500 quarterly.

Executive Compensation
      The table below sets forth total compensation received for services in all capacities to our company for the fiscal years ended December 31, 2005, 2004, and 2003, by our Chief Executive Officer and one other executive officer whose total annual salary and bonus exceeded $100,000 during fiscal 2005.
Summary Compensation Table

					Long Term
					Compensation

		Annual			Awards
		Compensation(1)
					Securities Underlying
Name and Principal Position	Year	Salary	Bonus		Options (#)(2)

Robert J. Brilon,	2005	$270,600	$244,000		150,000
Chief Executive Officer,	2004	$270,600	$—		50,000	(5)
President, Chief Financial Officer	2003	$281,008	$—		75,000
Anthony J. Van Zeeland,	2005	$118,800	$6,000	(4)	—
Chief Technology Officer(3)	2004	$118,800	$6,000	(4)	—
	2003	$187,795	$25,000	(4)	—

(1)	The executive officers listed also received personal benefit perquisites, none of which exceeded the lesser of $50,000 or 10% of their aggregate salary and bonus.

(2)	The exercise prices of all stock options granted were equal to or greater than the fair market value of our common stock on the date of grant.

(3)	Mr. Van Zeeland has served as our Chief Technology Officer since July 1, 2003, and was formerly our Chief Operating Officer and Executive Vice President, Engineering.

(4)	Amount includes patent bonuses related to our agreement to compensate Mr. Van Zeeland for each U.S. or foreign patent granted in his name. Mr. Van Zeeland has assigned these patents and will assign future patents to the company.

(5)	During June 2004, pursuant to an option exchange agreement, options to purchase 50,000 shares of common stock previously granted to Mr. Brilon were cancelled. In exchange, we granted to Mr. Brilon new options during December 2004.
Option Grants
      The following table provides information with respect to stock options granted to the listed executive officers during the fiscal year ended December 31, 2005.
Option Grants In Last Fiscal Year

Individual Grants

	Number of	Percent of
	Securities	Total Options	Exercise
	Underlying	Granted to	or Base
	Options	Employees in	Price	Expiration
Name	Granted (#)	Fiscal Year	($/Sh)	Date

Robert J. Brilon	75,000	26%	$1.58	5/20/2015
	75,000	26%	$3.32	12/1/2015
Anthony J. Van Zeeland	—	—	—	—

Year-End Options Values and Holdings
      The following table sets forth information with respect to options held by the listed officers as of December 31, 2005. None of the listed officers exercised any options during fiscal 2005.
Option Values As Of December 31, 2005

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-The-Money
	Options at Fiscal Year-End		Options at Fiscal Year-End(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert J. Brilon	573,471	—	255,908	—
Anthony J. Van Zeeland	—	—	—	—

(1)	Calculated based on $3.26, which was the closing price of our common stock as quoted on the NASDAQ Capital Market on December 31, 2005, multiplied by the number of applicable shares in-the-money less the total exercise price. The exercise prices of certain of the options held by the officers listed were greater than $3.26 per share.
Equity Compensation Plan Information
      The following table sets forth information with respect to shares of our common stock that may be issued upon the exercise of outstanding warrants as well as outstanding stock options under our 1997 Stock Option Plan, our 1999 Stock Option Plan, our 2000 Stock Option Plan, and our 2005 Stock Award Plan as of December 31, 2005.

(c)
	(a)			Number of Securities
	Number of Securities		(b)	Remaining Available for
	to be Issued Upon		Weighted Average	Future Issuance Under
	Exercise of		Exercise Price of	Equity Compensation
	Outstanding		Outstanding	Plans (Excluding
	Options, Warrants,		Options, Warrants,	Securities Reflected in
Plan Category	and Rights		and Rights	Column (a))

Equity Compensation Plans Approved by Stockholders	1,351,056		$7.16	201,687
Equity Compensation Plans Not Approved by Stockholders	509,091	(1)	$3.64	—

Total	1,860,147		$6.20	201,687

(1)	Represents warrants issued in connection with the December 2005 private placement of 1,272,728 shares.
Employment and Separation Agreements

Anthony J. Van Zeeland
      Effective July 2003, we entered into an employment agreement with Mr. Van Zeeland providing for him to serve as our Chief Technology Officer for a term expiring December 31, 2007. Under the agreement, Mr. Van Zeeland agreed to work a reduced schedule (minimum 1,040 hours per year) and we agreed to pay Mr. Van Zeeland an annual salary of $118,800. In the event Mr. Van Zeeland’s employment is terminated by us without cause, due to a change of control of our company (as defined in the agreement), or in the event of his death or disability, we will pay him his annual salary and benefits through the term of the agreement. In the event Mr. Van Zeeland unilaterally terminates his employment, we will pay him his base salary and benefits through the date of termination. The agreement also contains provisions prohibiting Mr. Van Zeeland from competing with us for a period of one year following termination of his employment, taking certain actions intended to solicit other persons to terminate their business relationship with us or to terminate his or her employment relationship with us, and making unauthorized use or disclosure of our trade names, fictitious names, or confidential information.

      We also agreed to pay Mr. Van Zeeland a bonus of $5,000 for each U.S. patent and $1,000 for each foreign patent issued in his name as inventor or co-inventor, with a maximum of $20,000 during any fiscal year. Mr. Van Zeeland has assigned these patents and will assign future patents to the Company.

Robert J. Brilon
      During September 2005, we entered into a new employment agreement with Robert J. Brilon. The agreement provides that Mr. Brilon will serve as our Chief Executive Officer, President, and Chief Financial Officer. The agreement supersedes in its entirety our prior employment agreement with Mr. Brilon. The initial term of the agreement commences on October 1, 2005 and on each successive day following such date, without further action on the part of us or Mr. Brilon, the term of the agreement is automatically renewed for a new two-year term.
      Under the agreement, we agreed to pay Mr. Brilon an annual base salary of $270,600, subject to annual increases at the discretion of the Compensation Committee of the Board of Directors. Each year during the term of the agreement, we will pay to Mr. Brilon an incentive bonus of the greater of the following:

•	an amount equal to 5% of InPlay’s net income before taxes, goodwill amortization, and non-cash charges; or

•	an amount of up to 100% of Mr. Brilon’s base salary for such fiscal year, which shall be determined from Mr. Brilon’s achievement of performance standards or objectives set by the Board or Compensation Committee.
      Accordingly, our Compensation Committee approved a $244,000 bonus for Mr. Brilon related to his achievement during fiscal 2005 of performance standards and objectives set by the Compensation Committee.
We also will provide Mr. Brilon with full family medical benefits and a leased automobile or automobile allowance not to exceed $833 per month plus expenses.
      The agreement contains provisions prohibiting Mr. Brilon from the following:

•	competing with us for a one-year period following termination of his employment;

•	taking certain actions intended to solicit our employees for a one-year period following termination of his employment; and

•	making unauthorized use of disclosure of our trade secrets or other confidential information.
The agreement also prohibits Mr. Brilon from soliciting our customers for a two-year period following termination of his employment with our company.
      If we terminate Mr. Brilon’s employment without cause, or if he terminates his employment with good reason,

•	we will pay Mr. Brilon his then-current annual salary for a two-year period, plus a bonus equal to 5% of our net income before taxes, goodwill amortization, and non-cash charges during the then-current fiscal year pro rated through the fiscal quarter of the termination date;

•	we will pay Mr. Brilon’s family medical and dental insurance coverage during the two-year period following termination of his employment; and

•	all of Mr. Brilon’s unvested stock options will immediately vest and become exercisable.
      In the event Mr. Brilon’s employment is terminated by reason of his death or disability, we will pay to Mr. Brilon his base salary and earned bonus through the date of termination of his employment. In the event Mr. Brilon’s employment is terminated by us without cause or for good reason in contemplation of or within one year following a change of control, Mr. Brilon may elect to receive either

•	a lump sum equal to 2.99 times his then-current annual base salary; or

•	5% of the gross consideration given in connection with the merger or acquisition that resulted in a change of control.
All unvested stock options held by Mr. Brilon on the effective date of the change of control will immediately vest and become exercisable. In the event Mr. Brilon terminates his employment with us, and after execution of a continuing consulting agreement, we will continue to pay Mr. Brilon his then-current base salary during a six-month period following the date of termination of his employment.
2005 Stock Award Plan

Background and Purpose
      During March 2005, our Board of Directors adopted our 2005 Stock Award Plan. The terms of the 2005 Plan provide for grants of stock options, stock appreciation rights, restricted stock, deferred stock, bonus stock, dividend equivalents, other stock related awards and performance awards that may be settled in cash, stock, or other property.
      The purpose of the 2005 Plan is to assist us in attracting, motivating, retaining, and rewarding high-quality executives and other employees, officers, directors, and consultants by enabling such persons to acquire or increase a proprietary interest in our company in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value.

General Terms of the 2005 Plan; Shares Available for Issuance
      The 2005 Plan provides for the granting of awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights, shares of restricted common stock, bonus stock in lieu of obligations, or other stock-based awards to employees, directors, and independent contractors who provide valuable services to our company. The 2005 Plan authorizes the issuance of 500,000 shares of our common stock, all of which shares may be issued pursuant to incentive stock options. The maximum number of shares of common stock covered by awards granted to any individual in any year may not exceed 250,000. If any award previously granted under the 2005 Plan is forfeited, terminated, canceled, surrendered, does not vest, or expires without having been exercised in full, stock not issued under such award will again be available for grant for purposes of the 2005 Plan. If any change is made in the stock subject to the 2005 Plan, or subject to any award granted under the 2005 Plan (through consolidation, spin-off, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, or otherwise), the 2005 Plan provides that appropriate adjustments will be made as to the aggregate number and type of shares available for awards, the maximum number and type of shares that may be subject to awards to any individual, the number and type of shares covered by each outstanding award, the exercise price grant price, or purchase price relating to any award, and any other aspect of any award that the Board of Directors or Committee determines appropriate.
      The 2005 Plan provides that it is not intended to be the exclusive means by which we may issue options to acquire our common stock or any other type of award. To the extent permitted by applicable law and the rules and regulations of the NASDAQ Capital Market, we may issue other options, warrants, or awards other than pursuant to the 2005 Plan without stockholder approval.

Limitations on Awards
      The plan imposes individual limitations on certain awards, in part to comply with Section 162(m). Under these limitations, no more than 250,000 shares of stock may be granted to an individual during any fiscal year pursuant to any awards granted under the plan. The maximum amount that may be earned by any one participant as a Performance Award or other cash award for a performance period is $1 million. All limitations on the amount of stock to be issued under the plan are subject to adjustment in certain circumstances.
      In the event that a dividend or other distribution (whether in cash, shares of our common stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, or other similar corporate transaction or event affects our common stock so that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants, the plan administrator is authorized to substitute, exchange, or adjust any of all of (1) the number and kind of shares that may be delivered under the plan, (2) the per person limitations described in the preceding paragraph, and (3) all outstanding awards, including adjustments to exercise prices of options and other affected terms of awards. The plan administrator is authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations, or accounting principles.

Eligibility
      The persons eligible to receive awards under the plan consist of directors, officers, employees, and independent contractors of our company and those of our affiliates. However, incentive stock options may be granted under the plan only to our employees, including officers, and those of our affiliates. An employee on leave of absence may be considered as still in our employ or in the employ of an affiliate for purposes of eligibility under the plan.

Administration
      Our Board of Directors administers the plan. However, the Compensation Committee of our Board of Directors administers the plan with respect to our senior officers. Together, our Board of Directors and the Compensation Committee is referred to as the plan administrator. The Compensation Committee members must be “non-employee directors” as defined by Rule 16b-3 of the Securities Exchange Act, “outside directors” for purposes of Section 162(m), and independent as defined by NASDAQ or any other national securities exchange on which any of our securities may be listed for trading in the future. Subject to the terms of the plan, the plan administrator is authorized to select eligible persons to receive awards, determine the type and number of awards to be granted and the number of shares of our common stock to which awards will relate, specify times at which awards will be exercisable or may be settled (including performance conditions that may be required as a condition thereof), set other terms and conditions of awards, prescribe forms of award agreements, interpret and specify rules and regulations relating to the plan, and make all other determinations that may be necessary or advisable for the administration of the plan.

Stock Options and Stock Appreciation Rights
      The plan administrator is authorized to grant stock options, including both incentive stock options, which we refer to as ISOs, and nonqualified stock options. In addition, the plan administrator is authorized to grant stock appreciation rights, which entitle the participant to receive the appreciation in our common stock between the grant date and the exercise date of a stock appreciation right. The plan administrator determines the exercise price per share subject to an option and the grant price of a stock appreciation right. However, the per share exercise price of an ISO and the per share grant price of a stock appreciation right must not be less than the fair market value of a share of our common stock on the grant date and the per share exercise price of an ISO must not be less than 85% of the fair market value of a share of our common stock on the grant date. The plan administrator generally will fix the maximum term of each option or stock appreciation right, the times at which each stock option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised stock options or stock appreciation rights at or following termination of employment or service, except that no stock option or stock appreciation right may have a term exceeding 10 years. Stock options may be exercised by payment of the exercise price in cash, shares that have been held for at least six months (or that the plan administrator otherwise determines will not cause us a financial accounting charge), and outstanding awards or other property having a fair market value equal to the exercise price, as the plan administrator may determine from time to time. The plan administrator determines methods of exercise and settlement and other terms of the stock appreciation rights. Stock appreciation rights under the plan may include “limited stock appreciation rights” exercisable for a stated period of time after we experience a change in control or upon the occurrence of some other event specified by the plan administrator, as discussed below.

Restricted and Deferred Stock
      The plan administrator is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of our common stock, which may not be sold or disposed of and which may be forfeited in the event of certain terminations of employment or service, prior to the end of a restricted period specified by the plan administrator. A participant granted restricted stock generally has all of the rights of one of our stockholders, unless otherwise determined by the plan administrator. An award of deferred stock confers upon a participant the right to receive shares of our common stock at the end of a specified deferral period, and may be subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of a specified restricted period. Prior to settlement, an award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents
      The plan administrator is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of our common stock, other awards, or other property equal in value to dividends paid on a specific number of shares of our common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of our common stock, awards, or otherwise as specified by the plan administrator.

Bonus Stock and Awards in Lieu of Cash Obligations
      The plan administrator is authorized to grant shares of our common stock as a bonus free of restrictions for services performed for us or to grant shares of our common stock or other awards in lieu of our obligations to pay cash under the plan or other plans or compensatory arrangements, subject to such terms as the plan administrator may specify.

Other Stock-Based Awards
      The plan administrator is authorized to grant awards under the plan that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of our common stock. Such awards might include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of our common stock, purchase rights for shares of our common stock, awards with value and payment contingent upon our performance or any other factors designated by the plan administrator, and awards valued by reference to the book value of shares of our common stock or the value of securities of or the performance of specified subsidiaries or business units. The plan administrator determines the terms and conditions of such awards.

Performance Awards
      The right of a participant to exercise or receive a grant or settlement of an award, and the timing thereof, may be subject to such performance conditions, including subjective individual goals, as may be specified by the plan administrator. In addition, the plan authorizes specific performance awards, which represent a conditional right to receive cash, shares of our common stock, or other awards upon achievement of certain pre-established performance goals and subjective individual goals during a specified fiscal year. Performance awards granted to persons whom the plan administrator expects will, for the year in which a deduction arises, be “covered employees” (as defined below) will, if and to the extent intended by the plan administrator, be subject to provisions that should qualify such awards as “performance based” compensation not subject to the limitation on tax deductibility by us under Section 162(m). For purposes of Section 162(m), the term “covered employee” means our Chief Executive Officer and our four highest compensated officers as of the end of a taxable year as disclosed in our filings with the SEC. If and to the extent required under Section 162(m), any power or authority relating to a performance award intended to qualify under Section 162(m) is to be exercised by the Compensation Committee, not our Board of Directors.

      Subject to the requirements of the plan, the plan administrator will determine performance award terms, including the required levels of performance with respect to specified business criteria, the corresponding amounts payable upon achievement of such levels of performance, termination and forfeiture provisions, and the form of settlement. One or more of the following business criteria based on our consolidated financial statements, and/or those of our affiliates, or for our business units and/or those of our affiliates (except with respect to the total shareholder return and earnings per share criteria), will be used by the plan administrator in establishing performance goals for such Performance Awards (including for awards designed to comply with the performance-based compensation exception to Section 162(m)): (1) total stockholder return, (2) total stockholder return compared to total return (on a comparable basis) of a publicly available index; (3) net income; (4) pretax earnings; (5) earnings before interest expense, taxes, depreciation, and amortization; (6) pretax operating earnings after interest expense but before bonuses and extraordinary or special items; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating earnings; (13) working capital or inventory; and (14) ratio of debt to stockholders’ equity. In granting performance awards, the plan administrator may establish unfunded award “pools,” the amounts of which will be based upon the achievement of a performance goal or goals based on one or more of certain business criteria described in the plan. During the first 90 days of a performance period, the plan administrator will determine who will potentially receive performance awards for that performance period, either out of the pool or otherwise.
      After the end of each performance period, the plan administrator (which will be the Compensation Committee for awards intended to qualify as performance-based for purposes of Section 162(m)) will determine (a) the amount of any pools and the maximum amount of potential performance awards payable to each participant in the pools and (b) the amount of any other potential performance awards payable to participants in the plan. The plan administrator may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential award.

Other Terms of Awards
      Awards may be settled in the form of cash, shares of our common stock, other awards, or other property in the discretion of the plan administrator. Awards under the plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The plan administrator may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the plan administrator may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains, and losses based on deemed investment of deferred amounts in specified investment vehicles. The plan administrator is authorized to place cash, shares of our common stock, or other property in trusts or make other arrangements to provide for payment of our obligations under the plan. The plan administrator may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any shares of our common stock or other property to be distributed will be withheld (or previously acquired shares of our common stock or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that the plan administrator may, in its discretion, permit transfers of nonqualified stock options for estate planning or other purposes subject to any applicable restrictions under Rule 16b-3 under the Securities Exchange Act of 1934.
      The plan administrator may grant awards in exchange for other awards under the plan or under other of our compensation plans, or other rights to payment from us, and may grant awards in addition to or in tandem with such other awards or rights. In addition, the plan administrator may cancel awards granted under the plan in exchange for a payment of cash or other property. The terms of any exchange of, or purchase of, an award will be determined by the plan administrator in its sole discretion.

Acceleration of Vesting; Change in Control
      The plan administrator may, in its discretion, accelerate the vesting, exercisability, lapsing of restrictions, or expiration of deferral of any award, including if we undergo a “change in control,” as defined in the plan. In addition, the plan administrator may provide in an award agreement or employment agreement that the performance goals relating to any performance-based award will be deemed to have been met upon the occurrence of any “change in control.” The plan administrator may, in its discretion and without the consent of the participant, either (a) accelerate the vesting of all awards in full or as to some percentage of the award to a date prior to the effective date of the “change in control;” or (b) provide for a cash payment in exchange for the termination of an award or any portion of an award where such cash payment is equal to the fair market value of the shares that the participant would receive if the award were fully vested and exercised as of such date, less any applicable exercise price. The plan administrator will determine whether each award is assumed, continued, substituted, or terminated. In connection with a “change in control,” we may assign to the acquiring or successor company any repurchase rights associated with any awards, and the plan administrator may provide that any repurchase rights held by us associated with such awards will lapse in whole or in part contingent upon the “change in control.”
      In the event of a “corporate transaction” (as defined in the plan), the acquiror may assume or substitute for each outstanding stock award. If the acquiror does not assume or substitute for an outstanding stock option, such stock option will terminate immediately prior to the close of such corporate transaction to the extent the option is not exercised.

Amendment and Termination
      Our Board of Directors may amend, alter, suspend, discontinue, or terminate the plan or the plan administrator’s authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our common stock are then listed or quoted. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although our Board of Directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Unless earlier terminated by our Board of Directors, the plan will terminate on the earlier of (1) 10 years after its adoption by our Board of Directors or (2) such time as no shares of our common stock remain available for issuance under the plan and we have no further rights or obligations with respect to outstanding awards under the plan. Amendments to the plan or any award require the consent of the affected participant if the amendment has a material adverse effect on the participant.

Federal Income Tax Consequences of Awards
      The information set forth below is a summary only and does not purport to be complete. In addition, the information is based upon current federal income tax rules and therefore is subject to change when those rules change. Moreover, because the tax consequences to any recipient may depend on his particular situation, each recipient should consult the recipient’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Nonqualified Stock Options
      Generally, there is no taxation upon the grant of a nonqualified stock option. On exercise, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the optionee is our employee or an employee of an affiliate, that income will be subject to withholding tax. The optionee’s tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and the optionee’s capital gain holding period for those shares will begin on that date.

      Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the optionee.

Incentive Stock Options
      The plan provides for the grant of stock options that qualify as “incentive stock options,” which we refer to as ISOs, as defined in Section 422 of the Code. Under the Code, an optionee generally is not subject to ordinary income tax upon the grant or exercise of an ISO. In addition, if the optionee holds a share received on exercise of an ISO for at least two years from the date the option was granted and at least one year from the date the option was exercised, which we refer to as the Required Holding Period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder’s tax basis in that share will be long-term capital gain or loss.
      If, however, an optionee disposes of a share acquired on exercise of an ISO before the end of the Required Holding Period, which we refer to as a Disqualifying Disposition, the optionee generally will recognize ordinary income in the year of the Disqualifying Disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a Disqualifying Disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.
      For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price of that option generally will be an adjustment included in the optionee’s alternative minimum taxable income for the year in which the option is exercised. If, however, there is a Disqualifying Disposition of the share in the year in which the option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. If there is a Disqualifying Disposition in a later year, no income with respect to the Disqualifying Disposition is included in the optionee’s alternative minimum taxable income for that year. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.
      We are not allowed an income tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired on exercise of an ISO after the Required Holding Period. However, if there is a Disqualifying Disposition of a share, we are allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Stock Awards
      Generally, the recipient of a stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.

      The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.
      Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Stock Appreciation Rights
      We may grant stock appreciation rights separate from any other award, which we refer to as stand-alone stock appreciation rights, or in tandem with options, which we refer to as tandem stock appreciation rights, under the plan.
      With respect to stand-alone stock appreciation rights, if the recipient receives the appreciation inherent in the stock appreciation rights in cash, the cash will be taxable as ordinary compensation income to the recipient at the time that the cash is received. If the recipient receives the appreciation inherent in the stock appreciation rights in shares of stock, the recipient will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the recipient for the stock.
      With respect to tandem stock appreciation rights, if the recipient elects to surrender the underlying option in exchange for cash or shares of stock equal to the appreciation inherent in the underlying option, the tax consequences to the recipient will be the same as discussed above relating to the stand-alone stock appreciation rights. If the recipient elects to exercise the underlying option, the holder will be taxed at the time of exercise as if he or she had exercised a nonqualified stock option (discussed above).
      Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Dividend Equivalents
      Generally, the recipient of a dividend equivalent award will recognize ordinary compensation income at the time the dividend equivalent award is received equal to the fair market value dividend equivalent award received. Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the dividend equivalent.

Section 162 Limitations
      Section 162(m) denies a deduction to any publicly held corporation for compensation paid to certain “covered employees” in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to stock awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year. For purposes of Section 162(m), the term “covered employee” means our Chief Executive Officer and our four highest compensated officers as of the end of a taxable year as disclosed in our filings with the SEC.
      Certain kinds of compensation, including qualified “performance-based” compensation, are disregarded for purposes of the Section 162(m) deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to certain stock awards will qualify as performance-based compensation if the award is granted by a committee of the Board of Directors consisting solely of “outside directors” and the stock award is granted (or exercisable) only upon the achievement (as certified in writing by the committee) of an objective performance goal established in writing by the committee while the outcome is substantially uncertain, and the material terms of the plan under which the award is granted is approved by stockholders. A stock option or stock appreciation right may be considered “performance-based”

compensation as described in the previous sentence or by meeting the following requirements: the incentive compensation plan contains a per-employee limitation on the number of shares for which stock options and stock appreciation rights may be granted during a specified period, the material terms of the plan are approved by the stockholders, and the exercise price of the option or right is no less than the fair market value of the stock on the date of grant.
      The regulations under Section 162(m) require that the directors who serve as members of the committee must be “outside directors.” The plan provides that directors serving on the committee must be “outside directors” within the meaning of Section 162(m). This limitation would exclude from the committee directors who are (1) our current employees or those of one of our affiliates, (2) our former employees or those of one of our affiliates who is receiving compensation for past services (other than benefits under a tax-qualified pension plan), (3) our current and former officers or those of one of our affiliates, (4) directors currently receiving direct or indirect remuneration from us or one of our affiliates in any capacity other than as a director, and (5) any other person who is not otherwise considered an “outside director” for purposes of Section 162(m). The definition of an “outside director” under Section 162(m) is generally narrower than the definition of a “non-employee director” under Rule 16b-3 of the Exchange Act.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      In April 2000, we entered into a license agreement with Delphi that gave Delphi the exclusive right to utilize and manufacture our patented switch technologies for the automotive industry. In connection with the license agreement, we also issued to Delphi warrants to purchase 225,000 shares of our common stock at an exercise price of $7.00 per share, which expired in April 2004, and a short-term option to purchase 1,651,846 shares of common stock at an exercise price of $7.00 per share. In exchange, Delphi paid us a non-refundable payment of $4.0 million and agreed to pay a royalty fee for each switch sold by Delphi. The initial term of the exclusive license agreement was seven years. During October 2005, in connection with Delphi’s bankruptcy, the license agreement was terminated. The agreement required Delphi to make minimum royalty payments, totaling $12.0 million during the initial seven-year term of the agreement ending June 30, 2007. The first $1 million minimum royalty payment was received in July 2004 and the second $2 million minimum royalty payment was received in July 2005.
PRINCIPAL AND SELLING STOCKHOLDERS
      During December 2005, we completed a private offering of 1,272,728 shares of our common stock and warrants to purchase 381,818 shares of our common stock at an exercise price of $3.44 per share to the selling stockholders named below. We also agreed to register the resale of the shares of common stock and warrant shares purchased in the private offering. Accordingly, we are registering for resale pursuant to this prospectus the 1,272,728 shares of our common stock and the 381,818 shares of our common stock underlying the warrants that were issued in the private offering to the selling stockholders. We are also registering for resale pursuant to this prospectus 127,273 shares of common stock underlying warrants with an exercise price of $4.22 that we issued to the placement agent as partial consideration for services rendered in connection with the private offering. The shares covered by this prospectus may be offered from time to time by the selling stockholders. The selling stockholders may sell all, some, or none of their shares in this offering. See “Plan of Distribution.”
      In connection with this offering, we will pay the expenses incident to this registration, including the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and related fees and disbursements of our counsel and auditors, but the selling stockholders will pay any selling commissions and similar expenses relating to the sale of the shares. In addition, we have agreed to indemnify the selling stockholders, and certain affiliated parties, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, in connection with this offering. The selling stockholders have agreed to indemnify us and our directors and officers, as well as any person that controls us, against certain liabilities, including certain liabilities under the Securities Act.

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 2005 before and after the offering by

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group;

•	each person or entity known by us to own more than 5% of our common stock; and

•	each selling stockholder.
      With respect to the selling stockholders, the following table sets forth (i) the name of each of the selling stockholders, (ii) the number of shares of common stock beneficially owned by each such selling stockholder that may be offered for the account of such selling stockholder under this prospectus, and (iii) the number of shares of common stock beneficially owned by each such selling stockholder upon completion of this offering. Such information was obtained from the selling stockholders but has not been independently verified by us, and assumes that all shares registered on behalf of the selling stockholders will be sold prior to completion of this offering, and that the selling shareholders will not acquire any additional shares of our common stock prior to completion of this offering. The term “selling stockholder” includes the persons listed below and their respective transferees, pledgees, donees, or other successors.

						Beneficially Owned
	Beneficially Owned			Shares of		After Completion
	Before the Offering(1)			Common Stock		of the Offering
				Being Registered
	Number of			for Resale in This		Number of
Name and Beneficial Owner	Shares		Percentage	Offering(2)		Shares	Percentage

Anthony J. Van Zeeland	943,199		8.2%	—		943,199	8.2%
Robert J. Brilon	573,497	(3)	4.8%	—		573,497	4.8%
John W. Hail	80,625	(4)	*	—		80,625	*
William E. Peelle	75,864	(5)	*	—		75,864	*
Michael A. Van Zeeland	75,589	(5)	*	—		75,589	*
Steven P. Hanson	30,000	(6)	*	—		30,000	*
P. Robert Moya	20,000	(7)	*	—		20,000	*
All directors and officers as a group (seven persons)	1,798,774		14.6%	—		1,789,774	14.6%
5% Stockholders:
Delphi Corp.	1,651,846	(8)	14.4%	—		1,651,846	14.4%
J. Patterson McBaine	1,008,550	(9)(13)	8.8%	115,050	(10)	893,500	7.8%
Jon D. Gruber	1,006,150	(11)(13)	8.7%	115,050	(12)	891,100	7.7%
Gruber & McBaine Capital Management	898,100	(13)	7.8%	104,000	(14)	794,100	6.9%
Zeke L.P.	945,750	(15)	8.1%	945,750		—	—
Potomac Capital Management	841,537	(16)	7.3%	354,900	(17)	486,637	4.2%
AIGH Investment Partners LLC	680,106	(18)	5.9%	—		680,106	5.9%
Other Selling Stockholders:
Harvest Management, L.L.C	189,409	(19)	1.7%	132,896	(20)	56,513	*
Roth Capital Partners, LLC	127,273	(21)	1.1%	127,273		—	—
Phillips W. Smith Family Trust	94,900	(22)	*	94,900		—	—

*	Less than 1%

(1)	Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by him or her, subject to applicable community property law. In calculating the percentage of ownership, all shares of common stock which the identified person or group had the right to acquire within 60 days of December 31, 2005, are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(2)	The selling stockholders are not required to sell any of the securities being registered hereby.

(3)	Includes 573,471 shares of common stock issuable upon exercise of stock options.

(4)	Includes 3,742 shares owned by TVC, Inc., of which John W. Hail is the majority shareholder and 65,000 shares of common stock issuable upon exercise of stock options.

(5)	Includes 65,000 shares of common stock issuable upon exercise of stock options.

(6)	Includes 25,000 shares of common stock issuable upon exercise of stock options.

(7)	Includes 20,000 shares of common stock issuable upon exercise of stock options.

(8)	Information is given in reliance upon information set forth in the named stockholder’s Schedule 13D dated June 23, 2000, as filed with the Securities and Exchange Commission. The principal business office of Delphi Corporation is located at 5725 Delphi Drive, Troy, Michigan 48098. We and certain of our stockholders have entered into a stockholders’ agreement with Delphi Corp., pursuant to which Delphi has the option to designate one member of our Board of Directors. Delphi’s designee resigned from our Board of Directors during 2003 and Delphi has not designated a new director to fill that vacancy. On or about May 2003, Delphi notified us that our Board of Directors had the right to appoint an independent director in place of Delphi’s designee. In addition, we were a party to a license agreement with Delphi that was terminated during fiscal 2005 and is described under “Certain Relationships and Related Transactions.”

(9)	Includes (a) 417,972 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; (b) 124,500 shares of common stock and 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International; (c) 331,628 shares of common stock under Gruber & McBaine Capital Management; (d) 98,900 shares of common stock and 2,550 shares of common stock issuable upon exercise of warrants held by J. Patterson McBaine and; (e) 9,000 shares of common stock held by family accounts.

(10)	Includes (a) 60,000 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; (b) 20,000 shares of common stock and 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International; and (c) 8,500 shares of common stock and 2,550 shares of common stock issuable upon exercise of warrants held by J. Patterson McBaine.

(11)	Includes (a) 417,972 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; (b) 124,500 shares of common stock and 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International; (c) an additional 331,628 shares of common stock under management of Gruber & McBaine Capital Management; (d) 75,400 shares of common stock and 2,550 shares of common stock issuable upon exercise of warrants held by Jon D. and Linda W. Gruber Trust and (e) 30,100 shares of common stock held by family accounts. Jon D. Gruber is the trustee of the Jon D. and Linda W. Gruber Trust, and retains voting and dispositive power over the shares held by the trust.

(12)	Includes (a) 60,000 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; (b) 20,000 shares of common stock and 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International; and (c) 8,500 shares of common stock and 2,550 shares of common stock issuable upon exercise of warrants held by Jon D. and Linda W. Gruber Trust.

(13)	Includes (a) 417,972 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; and (b) 124,500 shares of common stock and 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International; and (c) an additional 331,628 shares of common stock under management of Gruber & McBaine Capital Management. Jon D. Gruber and J. Patterson McBaine serve as the managing members of GMCM, and retain voting and dispositive power over such shares under the control of

GMCM. GMCM serves as the general partner of Lagunitas Partners LP and Gruber & McBaine International.

(14)	Includes (a) 60,000 shares of common stock and 18,000 shares of common stock issuable upon exercise of warrants held by Lagunitas Partners LP; and (b) 20,000 shares of common stock and 6,000 shares of common stock issuable upon exercise of warrants held by Gruber & McBaine International.

(15)	Includes 218,250 shares of common stock issuable upon exercise of warrants. The principal business office of Zeke L.P. is located at 1235 Westlake Drive, Berwyn, Pennsylvania 19312.

(16)	Includes (a) 328,037 shares of common stock and 35,400 shares of common stock issuable upon exercise of warrants held by Potomac Capital Partners, LP; (b) 208,700 shares of common stock and 22,500 shares of common stock issuable upon exercise of warrants held by Potomac Capital International, Ltd.; and (c) 222,900 shares of common stock and 24,000 shares of common stock issuable upon exercise of warrants held by Pleiades Investment Partners-R, L.P.

(17)	Includes (a) 118,000 shares of common stock and 35,400 shares of common stock issuable upon exercise of warrants held by Potomac Capital Partners, LP; (b) 75,000 shares of common stock and 22,500 shares of common stock issuable upon exercise of warrants held by Potomac Capital International, Ltd.; and (c) 80,000 shares of common stock and 24,000 shares of common stock issuable upon exercise of warrants held by Pleiades Investment Partners-R, LP.

(18)	Represents 680,106 shares of common stock held by AIGH Investment Partners, LLC. Orin Hirschman is the managing member of AIGH, and AIGH has sole voting and dispositive power over such shares. Information is based on a Schedule 13G/A filed by AIGH as of February 15, 2006. The principal business office of AIGH is located at 6006 Berkeley Ave., Baltimore, Maryland 21209.

(19)	Includes (a) 38,096 shares of common stock and 8,535 shares of common stock issuable upon exercise of warrants held by Harvest Capital, LP; (b) 6,695 shares of common stock and 1,415 shares of common stock issuable upon exercise of warrants held by Harvest AA Capital, L.P.; (c) 4,854 shares of common stock and 1,085 shares of common stock issuable upon exercise of warrants held by CL Harvest, LLC; (d) 12,053 shares of common stock and 2,683 shares of common stock issuable upon exercise of warrants held by New Americans LLC; (e) 82,022 shares of common stock and 16,950 shares of common stock issuable upon exercise of warrants held by Harvest Offshore Investors, Ltd.; and (f) 15,021 shares of common stock held by TE Harvest Portfolio, LLC.

(20)	Includes (a) 28,450 shares of common stock and 8,535 shares of common stock issuable upon exercise of warrants held by Harvest Capital, LP; (b) 4,716 shares of common stock and 1,415 shares of common stock issuable upon exercise of warrants held by Harvest AA Capital, L.P.; (c) 3,617 shares of common stock and 1,085 shares of common stock issuable upon exercise of warrants held by CL Harvest, LLC; (d) 8,943 shares of common stock and 2,683 shares of common stock issuable upon exercise of warrants held by New Americans, LLC; (c) 56,502 shares of common stock and 16,950 shares of common stock issuable upon exercise of warrants held by Harvest Offshore Investors, Ltd.

(21)	Includes 127,273 shares of common stock issuable upon exercise of warrants. Roth Capital Partners, LLC is a registered broker-dealer and NASD member and served as placement agent in connection with our December 2005 private offering of 1,272,728 shares of common stock and warrants to purchase 381,818 shares of our common stock at an exercise price of $3.44 per share. In consideration for its services, Roth Capital Partners received cash commissions of $280,000 and five-year warrants to purchase 127,273 shares of our common stock at an exercise price of $4.22 per share and the shares issued upon exercise of the Roth Capital Partners as placement agent fees may be deemed to be received for investment banking services or as investment shares. Gordon J. Roth and Byron C. Roth have voting and dispositive power over the shares issued upon exercise of the warrants held by Roth Capital Partners. Messrs. Roth and Roth disclaim beneficial ownership of these securities. Roth Capital Partners will receive 4% of the gross exercise price of the warrants issued in the December 2005 offering, when and if exercised.

(22)	Includes 21,900 shares of common stock issuable upon exercise of warrants.

DESCRIPTION OF SECURITIES
      Our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The following summary of provisions of our capital stock is not complete and is subject to, and qualified in its entirety by, the provisions of our articles of incorporation and bylaws which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.
Common Stock
      As of the date of this prospectus, there were 11,481,512 shares of common stock outstanding which were held of record by approximately 330 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders are not entitled to cumulate their votes for the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends pro rata, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.
Preferred Stock
      Subject to the provisions of our articles of incorporation and the limitations mandated by law, we are authorized to issue 10,000,000 shares of preferred stock, all of which are undesignated preferred stock. The board of directors has the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences, and rights and the qualifications, limitations, or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of the series, without any further vote or action by the stockholders. Shares of preferred stock so designated may have voting, conversion, liquidation preference, redemption, sinking fund provisions, and other rights which are superior to those of the common stock. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of our company without further action by the stockholders, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of and the voting and other rights of the holders of common stock.
      At present, we have no shares of preferred stock issued and outstanding.
Warrants and Options
      As of December 31, 2005, we had outstanding warrants to purchase 509,091 shares of our common stock, all of which were exercisable. Of these warrants, warrants to purchase 381,818 shares were exercisable at $3.44 per share and warrants to purchase 127,273 shares were exercisable at $4.22 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications, and consolidations.
      As of December 31, 2005, options to purchase 1,351,056 shares of common stock were outstanding, all of which were exercisable.

Anti-Takeover Provisions
      Provisions of our articles of incorporation and bylaws and provisions of applicable Nevada law may affect potential changes in control. The cumulative effect of these provisions may be to make it more difficult to acquire and exercise control and to make changes in management.
      According to our articles of incorporation, the affirmative vote of at least two-thirds of the directors present at any meeting of the board of directors at which a quorum is present is required for the following:

•	a sale of all or substantially all of our assets;

•	a merger with another entity;

•	an amendment of the bylaws;

•	a dissolution; or

•	a sale of all of our issued and outstanding stock.
      Nevada law prohibits business combinations between Nevada corporations and interested stockholders for a period of three years after the interested stockholder’s date of acquiring shares unless the combination or the purchase of the shares by the interested stockholder is approved by the board of directors.
      Applicable Nevada law also prohibits business combinations between Nevada corporations and interested stockholders following the expiration of three years after the interested stockholder’s date of acquiring shares unless the combination meets the requirements specified in Section 78.439 for director and stockholder approvals or Sections 78.441 to 78.444 inclusive with respect to the consideration to be received in the combination by all stockholders other than the interested stockholder. Applicable Nevada law defines “interested stockholders” to include persons who, alone or together with affiliates, beneficially own at least 10% of the outstanding stock of the corporation. A Nevada corporation may opt out of the application of these provisions, but we have not opted out.
      Applicable Nevada law also denies voting rights to a stockholder who acquires a controlling interest in a Nevada corporation, unless the voting rights are approved by a majority of the voting powers of the corporation. A Nevada corporation may opt out of the application of these provisions, but we have not opted out.
      Nevada law does not require a stockholder vote of the surviving corporation in a merger if:

•	the merger does not amend the existing articles of incorporation;

•	each outstanding share of the surviving corporation before the merger is unchanged; and

•	the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to such issuance.
      The effect of these provisions may be to make more difficult the accomplishment of a merger or other takeover or change in control. To the extent that these provisions have this effect, removal of our incumbent board of directors and management may be rendered more difficult. Further, these provisions may make it more difficult for stockholders to participate in a tender or exchange offer for common stock and in so doing may diminish the market value of the common stock.

Personal Liability of Directors and Officers
      Nevada law authorizes a Nevada corporation to eliminate or limit the personal liability of directors and officers to the corporation and its stockholders for damages for breach of fiduciary duties as a director. We believe that such a provision is beneficial in attracting and retaining qualified directors and officers, and accordingly, our articles of incorporation include a provision eliminating liability for damages for any breach of fiduciary duty as a director or officer, except for the following:

•	acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

•	authorizing an unlawful distribution in violation of Nevada law.
      Directors are not insulated from liability for breach of their duty of loyalty or for claims arising under the federal securities laws. These provisions of our articles of incorporation may reduce the likelihood of derivative litigation against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted us and our stockholders. We have comprehensive directors’ and officers’ liability insurance coverage, with an aggregate policy limit of $2,000,000 for the benefit of our officers and directors insuring them against various liabilities, including liabilities under the securities laws.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons under these provisions of our articles of incorporation, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Transfer Agent and Registrar
      Computershare Trust Company, located in Denver, Colorado, serves as the transfer agent and registrar for our common stock.

PLAN OF DISTRIBUTION
      The common stock may be sold from time to time by the selling stockholders, or by pledgees, donees, transferees, or other successors in interest. Such sales may be made on one or more exchanges, markets, or trading facilities, in the over-the-counter market, in private transactions, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The common stock may be sold in one or more of the following types of transactions:

•	a block trade in which a selling stockholder will engage a broker-dealer who will then attempt to sell the common stock as agent, or position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the re-sales;

•	privately negotiated transactions;

•	to cover short sales made after the date that the Registration Statement to which this prospectus is a part is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
      The selling stockholders have advised us that they have not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. At the time a particular offering of common stock is made and to the extent required, the aggregate number of shares being offered, the name or names of the selling stockholders, and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, concessions, or commissions and other terms constituting compensation from the selling stockholders, and any discounts, concessions, or commissions allowed or reallowed or paid to broker-dealers, will be set forth in an accompanying prospectus supplement.
      Sales of the common stock offered hereby may be executed by or for the account of the selling stockholders from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. The selling stockholders may effect such transactions by selling the common stock offered hereby directly to purchasers, through broker-dealers acting as agents for the selling stockholders, or to broker-dealers who may purchase such shares as principals and thereafter sell the shares from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by selling stockholders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the common stock offered hereby for whom such broker-dealers may act as agents or to whom they may sell as principals, or both. As to a particular broker-dealer, such compensation might be in excess of customary commissions.

      When selling the common shares, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

•	enter into transactions involving short sales of the common shares by broker-dealers;

•	sell common shares short themselves and redeliver such shares to close out their short positions;

•	enter into option or other types of transactions that require the selling stockholder to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.
      The selling stockholders may resell the shares of common stock being registered for resale hereby (i) in transactions that are exempt from registration under the Securities Act or (ii) as long as the registration statement of which this prospectus forms a part or to which it relates is effective under the Securities Act, and as long as there is a qualification in effect under, or an available exemption from, any applicable state securities law with respect to the resale of such shares. There is no assurance that any selling stockholder will sell any common stock offered hereby, and any selling stockholder may transfer, devise or gift the common stock by other means not described in this prospectus. For example, in addition to selling pursuant to the registration statements of which this prospectus is a part or to which it relates, the selling stockholders also may sell under Rule 144.
      The selling stockholders and any broker-dealers, agents, or underwriters that participate with the selling stockholders in the distribution of common stock offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act. Accordingly, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the common stock offered hereby and purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act. We will not pay any compensation to any NASD member in connection with this offering. Brokerage commissions, if any, attributable to the sale of the shares of common stock offered hereby will be borne by the selling stockholders.
      We will not receive any proceeds from the sale of any shares of common stock by the selling stockholders. We have agreed to bear all expenses (other than selling commissions) in connection with the registration and sale of the common stock being offered by the selling stockholders. We have agreed to indemnify certain of the selling stockholders against certain liabilities under the Securities Act. Each selling stockholder may indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.
      To comply with the securities laws of certain jurisdictions, if applicable, the shares of common stock offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualifications requirement is available and is complied with.
      Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the common stock offered pursuant to this prospectus may be limited in its ability to engage in market activities with respect to the common stock. Without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. Those rules and regulations may limit the timing of purchases and sales of any of the common stock offered by the selling stockholders pursuant to this prospectus, which may affect the marketability of the common stock offered hereby.
      The selling stockholders also may pledge the shares of common stock being registered for resale hereby to NASD broker/ dealers pursuant to the margin provisions of each selling stockholder’s customer agreements with such pledgees. Upon default by a selling stockholder, the pledgee may offer and sell shares of common stock from time to time as described above.

LEGAL MATTERS
      The validity of the shares of common stock offered hereby has been passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona.
EXPERTS
      The consolidated financial statements of InPlay Technologies, Inc. included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The financial statements of FinePoint Innovations, Inc. included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the acquisition of FinePoint Innovations, Inc. by InPlay Technologies, Inc. on September 1, 2005), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
      This prospectus constitutes a part of a registration statement on Form SB-2 filed by us with the SEC under the Securities Act of 1933 with respect to the securities offered in this prospectus. This prospectus does not contain all of the information included in the registration statement. You may wish to inspect the registration statement and the exhibits to that registration statement for further information with respect to our company and the securities offered in this prospectus. Copies of the registration statement and the exhibits to such registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described below. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of the material provisions of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.
      We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file reports, proxy statements, and other information with the SEC. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room, in Room 1580, 100 F Street, N.E., Washington, D.C. 20549 upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other materials that are filed through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. This web site can be accessed at http://www.sec.gov.
      Our website is located at www.inplaytechnologies.com. Through our website, we make available free of charge our annual reports on Form 10-KSB, our quarterly reports on Form 10-QSB, our current reports on Form 8-K, our proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are available as soon as reasonably practicable after we electronically file those reports with the Securities and Exchange Commission. We also post on our website the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Code of Conduct, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholders requesting a copy from our corporate secretary at our principal executive offices.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
InPlay Technologies, Inc.
Mesa, Arizona
      We have audited the accompanying consolidated balance sheets of InPlay Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of InPlay Technologies, Inc. and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 15, 2006

INPLAY TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,022,734	$2,832,455
Restricted short-term investment	400,000	—
Accounts receivable	1,460,169	48,601
Inventory (Note 5)	1,311,077	217,083
Prepaid expenses and other current assets	87,071	83,470

Total current assets	7,281,051	3,181,609
PROPERTY AND EQUIPMENT — Net (Note 7)	557,145	198,589
GOODWILL	1,321,240	443,874
PATENTS — Net (Note 8)	1,389,153	777,013
OTHER ASSETS (Note 6)	19,299	66,297

TOTAL	$10,567,888	$4,667,382

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,496,780	$59,674
Accrued salaries and benefits	510,794	187,289
Other accrued expenses and other current liabilities (Note 6)	539,786	242,045
Deferred licensing and other revenue (Note 9)	82,879	485,254
Current portion of notes payable and capital leases payable (Note 10)	165,914	—

Total current liabilities	2,796,153	974,262

LONG-TERM LIABILITIES
Other non-current liabilities	11,465	18,486
Deferred licensing — long-term (Note 9)	—	546,257

Total long-term liabilities	11,465	564,743

Total liabilities	2,807,618	1,539,005

COMMITMENTS AND CONTINGENCIES (Notes 4 and 17)
STOCKHOLDERS’ EQUITY (Notes 11 and 12)
Preferred stock, no par value, 10,000,000 shares authorized, no shares issued and outstanding in 2005 and 2004	—	—
Common stock, $.001 par value, 40,000,000 shares authorized in 2005 and 2004, 11,481,512 and 9,614,673 shares issued and outstanding in 2005 and 2004, respectively	11,482	9,615
Additional paid-in capital	31,373,292	27,410,916
Accumulated deficit	(23,624,504)	(24,292,154)

Total stockholders’ equity	7,760,270	3,128,377

TOTAL	$10,567,888	$4,667,382

See notes to consolidated financial statements.

INPLAY TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003

NET REVENUE:
Duraswitch related party — Delphi (Note 9)	$2,955,118	$1,407,978	$409,753
Duraswitch non-related parties	469,311	349,075	350,159
FinePoint	3,031,115	—	—

Total net revenue	6,455,544	1,757,053	759,912
COST OF GOODS SOLD:
Duraswitch	253,105	187,547	103,304
FinePoint	2,224,266	—	—

Total cost of goods sold	2,477,371	187,547	103,304

Gross profit	3,978,173	1,569,506	656,608

OPERATING EXPENSES:
Selling, general and administrative	2,720,900	1,907,034	2,299,750
Research, development and commercial application engineering	641,047	472,485	917,610

Total operating expenses	3,361,947	2,379,519	3,217,360

INCOME (LOSS) FROM OPERATIONS	616,226	(810,013)	(2,560,752)
OTHER INCOME (EXPENSE):
Impairment loss on note receivable (Note 6)	—	(500,000)	—
Interest and other income — net	51,424	37,935	10,191

NET INCOME (LOSS)	$667,650	$(1,272,078)	$(2,550,561)

NET INCOME (LOSS) PER COMMON SHARE,
BASIC	$0.07	$(0.13)	$(0.27)

NET INCOME (LOSS) PER COMMON SHARE, DILUTED	$0.07	$(0.13)	$(0.27)

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC	9,823,637	9,603,717	9,591,090

WEIGHTED AVERAGE SHARES OUTSTANDING, DILUTED	9,903,485	9,603,717	9,591,090

See notes to consolidated financial statements.

INPLAY TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years Ended December 31, 2005, 2004 and 2003

	Common Stock		Additional
			Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total

BALANCE, DECEMBER 31, 2002	9,534,195	$9,534	$27,317,314	$(20,469,515)	$6,857,333
Employee stock options exercised	22,696	23	26,200	—	26,223
Issuance of stock for services	34,782	35	39,965	—	40,000
Net loss	—	—	—	(2,550,561)	(2,550,561)

BALANCE, DECEMBER 31, 2003	9,591,673	9,592	27,383,479	(23,020,076)	4,372,995
Employee stock options exercised	23,000	23	27,437	—	27,460
Net loss	—	—	—	(1,272,078)	(1,272,078)

BALANCE, DECEMBER 31, 2004	9,614,673	9,615	27,410,916	(24,292,154)	3,128,377
Shares issued for acquisition of FinePoint	567,611	567	799,764	—	800,331
Shares and warrants issued in private offering	1,272,728	1,273	3,132,468	—	3,133,741
Employee stock options exercised	26,500	27	30,144	—	30,171
Net income	—	—	—	667,650	667,650

BALANCE, DECEMBER 31, 2005	11,481,512	$11,482	$31,373,292	$(23,624,504)	$7,760,270

See notes to consolidated financial statements.

INPLAY TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$667,650	$(1,272,078)	$(2,550,561)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	282,879	214,535	421,779
Impairment loss on note receivable	—	500,000	—
Issuance of stock for services	—	—	40,000
(Gain) loss on disposal of equipment	—	(12,335)	8,932
Write down of inventory	31,000	—	22,000
Changes in operating assets and liabilities; net of assets acquired and liabilities assumed:
Accounts receivable	(1,347,081)	1,162	(38,572)
Inventory	(582,935)	(45,561)	(607)
Prepaid expenses and other current assets	16,894	43,914	61,874
Other assets	—	(1,224)	—
Accounts payable	1,016,187	(13,778)	49,519
Accrued salaries and benefits	275,374	24,472	(337,596)
Other accrued expenses and other current liabilities	55,635	(32,424)	(67,504)
Other non-current liabilities	(7,021)	(11,201)	(7,063)
Deferred licensing revenue	(993,212)	(400,160)	(393,733)

Net cash used in operating activities	(584,630)	(1,004,678)	(2,791,532)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of FinePoint	(527,347)	—	—
Purchase of restricted short-term investment	(400,000)	—	—
Funding of note receivable	(110,000)	(390,000)	—
Increase in patents	(38,803)	(35,619)	(90,255)
Proceeds from sale of equipment	—	17,549	137,230
Purchases of property and equipment	(109,099)	(31,022)	(43,537)

Net cash (used in) provided by investing activities	(1,185,249)	(439,092)	3,438

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of stock	3,196,007	—	—
Net proceeds from exercise of employee stock options	30,171	27,460	26,223
Principal payments on capital leases and notes payable	(266,020)	(8,213)	(18,110)

Net cash provided by financing activities	2,960,158	19,247	8,113

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,190,279	(1,424,523)	(2,779,981)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,832,455	4,256,978	7,036,959

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,022,734	$2,832,455	$4,256,978

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Fair value of FinePoint Innovations, Inc. assets acquired	$2,824,282
Less consideration given:
Cash advances converted into FinePoint Innovations, Inc. equity	161,937
Cash paid at closing in settlement of certain assumed liabilities, net of cash acquired	309,761
Acquisition costs	169,522
Unregistered common stock issued	800,331
Reversal of valuation allowance on the Company’s deferred tax assets	(81,072)

Liabilities assumed, net of payments	$1,463,803

Cash paid for interest	$11,651	$555	$2,714
Fees accrued in connection with the issuance of stock	$62,266
See notes to consolidated financial statements.

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003

1.	NATURE OF BUSINESS
      InPlay Technologies, Inc. (the “Company”) develops, markets and licenses patented enabling technologies. The Company’s current technologies include the Duraswitch® electronic pushbutton, rotary, and omni-directional switch technologies and the FinePoint MagicPoint® computing pen technology.
      The Company has developed, patented, and licensed innovative technologies utilizing a magnetic-based design for electronic switches under the Duraswitch brand name. The Company is currently expanding the use of these technologies by licensing manufacturers to produce and sell products using its technologies.
      During September 2005, the Company acquired FinePoint Innovations (Note 3), a developer of digital computing pen technology. The Company markets FinePoint’s MagicPoint digitizer and pen products to manufacturers of convertible notebooks and tablet PCs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following paragraphs summarize the significant accounting policies followed by the Company in the preparation of its financial statements.
      Principles of Consolidation. All material intercompany balances and transactions have been eliminated in consolidation.
      Cash Equivalents. The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.
      Inventory. Inventory is carried at the lower of cost, determined using the FIFO (“first-in, first-out”) method, or market. The Company writes down its inventory for estimated obsolescence or unmarketable inventory to the extent the cost exceeds the estimated market value. The Company bases the estimate on its assumptions about future demand and market conditions. If actual market conditions are less favorable than those assumed in its estimates, additional inventory write-downs might be required. The Company reflects any write-down of inventory in the period in which the facts giving rise to the inventory write-down become known to it.
      Property and Equipment. Depreciation is computed using the straight-line method over the useful lives of the related assets as follows:

Computer software	3 years
Computer equipment	3 to 5 years
Tooling	5 to 7 years
Other machinery and equipment	5 years
Office furniture and fixtures	7 years
      Leasehold improvements are amortized over the lesser of their estimated useful life or the term of the lease.
      Patents. Patents are reported at cost, net of accumulated amortization, and are amortized using the straight-line method over the estimated life of twenty years for Duraswitch patents and eight years for FinePoint patents.

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003 — (Continued)
      Goodwill. The Company tests goodwill for impairment on an annual basis (December 31) or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The Company first compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the fair value of a reporting unit, additional tests would be used to measure the amount of impairment loss, if any. The Company uses a present value technique to measure reporting unit fair value. If other events occur and circumstances change, causing the fair value of a reporting unit to fall below its carrying amount, impairment losses may be recognized in the future. In accordance with SFAS No. 142, the Company performed its annual impairment test in December 2005 and found no impairment in its existing goodwill balances.
      Revenue Recognition. Our Duraswitch segment enters into licensing agreements with our customers. Our licensing agreements require the licensee to purchase licensed components from us. The purchase price of the licensed components includes the royalty fee. When the components are shipped, we recognize revenue and cost of goods sold. In cases where no licensed components are supplied, we are paid a royalty per switch manufactured by the licensee and we recognize revenue in the period the switch is manufactured. In the case of the Delphi minimum royalty payments, we recognized revenue as it was earned on June 30 of each applicable year.
      Some of our licensees have prepaid royalties to us pursuant to their license agreements. These prepayments are recorded as deferred licensing revenue. This deferred revenue is recognized as revenue when earned under the licensing agreement. If a licensee purchases a licensed component from us, the royalty is earned when the licensed component is shipped. If the licensee directly manufactures our switches without purchasing licensed components from us, we consider the royalty earned when the switch is manufactured. In the case of our exclusive license agreement with Delphi, the up-front payment was nonrefundable and the portion of the $4.0 million payment allocated to deferred revenue was being amortized over the initial seven-year term of the agreement. Our license agreement with Delphi required Delphi to pay us minimum royalty payments totaling $12 million during the initial term ending June 30, 2007. The first payment of $1 million was recognized as revenue on June 30, 2004 and was received in July 2004. The second payment of $2 million was recognized as revenue on June 30, 2005 and was received in July 2005. On October 8, 2005, Delphi filed for Chapter 11 bankruptcy protection. On October 27, 2005 the bankruptcy court cancelled the Delphi agreement, effective October 17, 2005. In the fourth quarter of 2005, $648,083 of deferred revenue related to the Delphi license agreement was recognized as revenue as the license agreement was terminated.
      Our FinePoint segment manufactures digital computing pens and digitizers for the convertible notebook and tablet PC market. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. Generally, all of these conditions are met at the time the Company delivers products to customers.
      Stock-Based Compensation. At December 31, 2005, the Company had four stock-based employee compensation plans which are described more fully in Note 12. SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record as compensation expense, over the vesting period, the fair value of all stock-based awards on the date of grant. The Company elected to account for these plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in the Company’s operating results, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The fair value of all stock option grants is estimated on the date of grant in accordance with SFAS No. 123 using the Black-Scholes option pricing model with the following assumptions: an expected risk-free interest rate of 3.7 to 4.4 percent, 3.1 percent, and 2.4 percent for options granted in 2005, 2004 and 2003, respectively, an expected life of three

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003 — (Continued)
years, an expected volatility rate of 75 to 87 percent, 84 percent, and 80 percent for options granted in 2005, 2004 and 2003, respectively, and an expected dividend rate of zero percent. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year Ended December 31,

	2005	2004	2003

Net income (loss), as reported	$667,650	$(1,272,078)	$(2,550,561)
Less: Total stock-based employee expense determined under fair value based method for all awards, no tax effect	(463,690)	(147,953)	(234,265)

Pro forma net income (loss)	$203,960	$(1,420,031)	$(2,784,826)

Income (loss) per share:
Basic and diluted, as reported	$0.07	$(0.13)	$(0.27)

Basic and diluted, pro forma	$0.02	$(0.15)	$(0.29)

      Income Taxes. Deferred taxes are provided on temporary differences between the tax basis of assets and liabilities for financial reporting purposes and income tax purposes. The valuation allowance reduces deferred tax assets to an amount that represents the Company’s best estimate of the amount of such deferred tax assets that, more likely than not, will be realized.
      Income (Loss) Per Common Share. Basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is computed using the weighted average number of shares of common stock outstanding plus the effect of any stock options or warrants if they are dilutive. In 2005, 829,756 shares were excluded from the computation of diluted earnings per share due to their dilutive effect. All stock options and warrants were anti-dilutive in 2004 and 2003 and totaled 1,030,556 and 1,467,440 at December 31, 2004 and 2003, respectively.

2005

Weighted average shares outstanding — Basic	9,823,637
Effect of dilutive stock options	79,848

Weighted average shares outstanding — Fully diluted	9,903,485

      Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. The Company reviews its long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
      The Company evaluates the recoverability of property and equipment and intangibles not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected to result from the use of the asset or group of assets. If the undiscounted estimated cash flows are less than the carrying value of the asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimated fair value of the asset or group of assets compared to cost. The estimated fair value would be based on the best information available under the

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003 — (Continued)
circumstances, including prices for similar assets and the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved. The Company’s long-lived assets were tested for impairment at December 31, 2005 and no impairment was found.
      New Accounting Pronouncements. In November 2004, the FASB issued SFAS No. 151, Inventory Costs — An amendment of ARB 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The Company is required to adopt the statement effective for inventory costs incurred beginning January 1, 2006. The Company does not expect that this standard will have a material effect on its financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) requires that the cost of share-based payments be recognized as expense in the financial statements based on the fair value of the equity or liability instruments used. Currently, the Company is required to disclose the effect on earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, of expensing. The Company is required to adopt the statement effective January 1, 2006. The impact on the Company will be determined by several factors including the number of shares or options granted, our stock price, and the volatility of our stock. The Company will use the modified prospective transition method, utilizing the Black-Scholes option pricing model for the calculation of the fair value of its employee stock options. Under the modified prospective method, stock option awards that are granted, modified or settled after January 1, 2006 will be measured and accounted for in accordance with SFAS No. 123(R). All outstanding options at December 31, 2005 were fully vested.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets-an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company is required to adopt the statement effective for nonmonetary asset exchanges occurring beginning January 1, 2006. The Company does not expect that this standard will have a material effect on its financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and SPAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable, whereas APS Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its results of operations and financial position.
      Fair Value of Financial Instruments. The carrying values of cash and cash equivalents, accounts receivable and accounts payable and notes payable approximate fair values due to the short-term maturities of these instruments. The fair value of capital leases approximates the carrying value of these instruments because the terms are similar to those in the marketplace under which they could be replaced.

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003 — (Continued)
      Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.	ACQUISITION OF FINEPOINT INNOVATIONS, INC.
      On September 1, 2005, the Company acquired all of the outstanding common shares of privately held FinePoint Innovations, Inc. (“FinePoint”) a developer of patented digital computing pen solutions for tablet PCs and computer peripherals. The results of FinePoint’s operations have been included in the consolidated financial statements since that date. The primary purpose of this acquisition was to expand the Company’s portfolio of proprietary technologies.
      The aggregate purchase price was $1,360,479, including 567,611 shares of unregistered common stock valued at $800,331, $161,937 cash advance converted into FinePoint equity, $309,761 of cash paid at closing to settle certain assumed liabilities, and $169,522 of acquisition costs net of a $81,072 reversal of the Company’s valuation allowance related to a net deferred tax liability acquired from FinePoint. The value of the unregistered common stock issued was determined based on the average market price of the Company’s common shares over the period beginning two days before the terms of the acquisition were agreed to and ending two days after the announcement of the agreement.
      If FinePoint achieves at least $3.2 million of accumulated earnings before interest and taxes (“EBIT”) through December 31, 2007, former FinePoint shareholders will be entitled to receive an earn-out payment and the purchase price will be modified. If the Company’s average stock price for the ten trading days before December 31, 2007 (“Stock Price”) is less than or equal to $5.00 per share, the maximum value of the earn-out consideration is $946,000 upon FinePoint’s achievement of $4.0 million or more EBIT. The earn-out payment is payable first in up to 360,000 shares of the Company’s unregistered common stock and the balance is payable in cash. If the Company’s Stock Price is greater than $5.00, the maximum earn-out consideration is $1,419,000 of unregistered common stock and no cash upon the achievement of $4.0 million or more EBIT. The earn-out payment will be pro-rated based on the amount of EBIT achieved. If EBIT is $3.2 million, the earn-out payment will be 80% of the maximum. If EBIT is $4.0 million, or more, the earn-out payment will be 100% of the maximum.

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003 — (Continued)
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition. The allocation of the purchase price was based, in part, upon an independent valuation of intangible assets and our estimates and assumptions:

FinePoint Innovations
at September 1, 2005

Current assets	$636,103
Deferred tax asset	261,200
Property, plant and equipment	391,005
Patents	650,000
Goodwill	877,366
Other non current assets	8,608

Total assets acquired	2,824,282

Current liabilities	1,115,848
Deferred tax liability	342,272
Long-term portion of capital lease	5,683

Total liabilities assumed, net of payments	1,463,803

Net assets acquired	$1,360,479

      Of the $660,000 of intangible assets acquired which are subject to amortization, $650,000 was assigned to patents which have an estimated useful life of approximately eight years and $10,000 was assigned to the order backlog which has an estimated useful life of six months. The $877,366 of goodwill was assigned to the FinePoint segment.
      The operations of FinePoint are included in the Company’s results of operations beginning on September 1, 2005, the acquisition date. The factors resulting in goodwill were FinePoint’s name, reputation, and established key personnel. None of the goodwill is deductible for tax purposes.
      The accompanying consolidated pro forma information gives effect to the FinePoint acquisition as if it had occurred on January 1, 2005 and its results of operations were included in the year ended December 31, 2005 for the full period. The pro forma information is included only for purposes of illustration and does not necessarily indicate what the Company’s operating results would have been had the acquisition of FinePoint been completed on January 1, 2005.

	Twelve Months Ended	Twelve Months Ended
	December 31, 2005	December 31, 2004

Revenue	$6,758,919	$2,901,763

Net income (loss)	$2,907	$(1,611,411)

Income (loss) per share, basic and diluted	$0.00	$(0.16)

4.	CONCENTRATIONS
      The Company maintained its cash and cash equivalents in three financial institutions at December 31, 2005. At December 31, 2005, the Company maintained cash and cash equivalents at financial institutions in excess of federal depository insurance.

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003 — (Continued)
      In 2005, sales to Quanta represented 44 percent of net revenue and amounted to $2,858,805. In 2005, 2004, and 2003, Delphi represented 46 percent, 80 percent, and 54 percent of net revenue, respectively. In 2005, net revenue from Delphi was $2,955,118 and included $2.0 million related to the recognition of the second minimum royalty payment and recognition of deferred licensing revenue which was recorded in 2000. In 2004, net revenue from Delphi was $1,407,978 and included $1.0 million related to the recognition of the first minimum royalty payment and recognition of deferred licensing revenue which was recorded in 2000. In 2003, net revenue from Delphi was $409,753.
      At December 31, 2005, Quanta represented 81 percent of accounts receivable.

5.	INVENTORY
      The Company’s inventory is primarily comprised of certain raw materials that are used in the manufacture of digital pens and digitizers and licensed components and finished goods which are primarily pens and digitizers that are in transit to the customer.
      Inventory consists of the following at December 31:

	2005	2004

Raw materials	$705,602	$217,083
Finished goods	605,475	—

Inventory	$1,311,077	$217,083

6.	NOTE RECEIVABLE FROM ACTIVE RECOGNITION TECHNOLOGIES, INC.
      On April 21, 2004 the Company entered into an agreement to acquire all of the shares of Active Recognition Technologies, Inc. (“ART”), a privately held developer and licensor of vehicle and license plate recognition software. As a condition of closing, ART was required to achieve certain revenue and average earnings before interest and taxes (“EBIT”) milestones for two consecutive fiscal quarters prior to July 31, 2005. ART did not achieve the required revenue and EBIT levels. The Company will not close the acquisition on the previously announced terms.
      During the twelve months following the execution of the agreement, the Company committed to provide funding to ART, up to a maximum of $500,000, in the form of convertible debt. The debt bears interest at 5% per annum, matures April 2006, and is secured by a first priority lien on all assets of ART. At December 31, 2004, the Company had a $390,000 note receivable from ART and had accrued the remaining $110,000 commitment. During the first quarter of 2005, the Company advanced the final $110,000 to ART.
      At December 31, 2005, the Company had advanced $500,000 under the loan. The note will not be converted into ART’s capital stock and is payable in cash.
      The Company believed that there was no assurance that ART would achieve positive cash flow or obtain additional financing that would allow it to repay the convertible debt and accrued interest or allow ART to continue as a going concern for the next twelve months. As a result, the Company recorded an impairment loss for the year ending December 31, 2004 for the total note receivable of $500,000 and has not recognized interest income on the note receivable. The Company has no commitment to fund ART operations beyond the $500,000.

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003 — (Continued)

7.	PROPERTY AND EQUIPMENT
      Property and equipment consists of the following at December 31:

	2005	2004

Computer equipment and software	$720,978	$443,495
Tooling	310,121	120,228
Other machinery and equipment	219,555	208,613
Leasehold improvements	133,743	133,743
Office furniture and fixtures	90,514	71,377

Total	1,474,911	977,456
Accumulated depreciation	(917,766)	(778,867)

Property and equipment — net	$557,145	$198,589

      Depreciation expense for property and equipment was $141,608, $143,317, and $353,833, respectively, for the years ended December 31, 2005, 2004, and 2003.

8.	PATENTS
      Amortization expense for patents was $76,663, $47,790, and $44,518 for the years ended December 31, 2005, 2004 and 2003, respectively. The estimated amortization expense for existing patents is approximately $130,000 for each of the next five years.
      The gross carrying amount and accumulated amortization of patents are as follows:

	2005	2004

Patents	$1,699,474	$1,010,671
Accumulated amortization	(310,321)	(233,658)

Patents — net	$1,389,153	$777,013

9.	DEFERRED LICENSING REVENUE
      In April 2000, the Company entered into a license agreement with Delphi Corporation (“Delphi”), that gave Delphi the exclusive right to utilize and manufacture the Company’s patented switch technologies for the automotive industry. In connection with the license agreement, the Company also issued a warrant to Delphi to purchase 225,000 shares of common stock at $7.00 per share and a short-term option to purchase 1,651,846 shares of unregistered common stock at $7.00 per share. In exchange, Delphi paid the Company a non-refundable payment of $4 million and agreed to pay a royalty fee for each switch sold by Delphi. The term of the exclusive license agreement was seven years. The agreement also required Delphi to make minimum royalty payments totaling $12 million during the initial term ending June 30, 2007. The first payment of $1 million was recognized as revenue on June 30, 2004 and was received in July 2004. The second payment of $2 million was recognized as revenue on June 30, 2005 and was received in July 2005.
      The estimated fair value of the warrant and the option was $1,134,338, as determined using the Black-Scholes valuation model. The option was exercised in June 2000 and the warrant expired in April 2004. The remaining value of the non-refundable payment, totaling $2,865,662, was recorded as deferred licensing revenue and was being amortized over the initial seven-year term of the exclusive license agreement.

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003 — (Continued)
      On October 8, 2005, Delphi filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On October 27, 2005, the bankruptcy court accepted a revised order agreeing to the cancellation of the license agreement effective October 17, 2005. In the fourth quarter of 2005, $648,083 of deferred revenue related to the Delphi license agreement was recognized as revenue as the license agreement was terminated.

10.	NOTES PAYABLE AND CAPITAL LEASES
      Notes payable consisted of the following at December 31, 2005:

December 31, 2005

Note payable to former shareholder of FinePoint, interest at 5% per annum, due and paid in January 2006	$107,867
Note payable to former shareholder of FinePoint, interest at 8% per annum, due on a quarterly quarterly basis from FinePoint cash flow, but no later than August 2009	45,810
Note payable to bank, interest at 7.5% per annum, due January 2006	3,131

Total	156,808
Less current portion	156,808

Long-term notes payable	$—

      The Company has property and equipment with a gross value of $11,678 and a net book value of $10,380 under a capital lease. The amortization of fixed assets acquired with capital leases is included in depreciation expense. At December 31, 2005, the present values of future minimum capital lease payments are as follows:

Lease payments due in 2006	$10,536
Less interest at 12.5%	1,430

Present value of minimum capital lease obligations	9,106
Less current portion of capital lease obligations	9,106

Long-term portion of capital lease obligations	$—

11.	STOCKHOLDERS’ EQUITY
      Common Stock. In 2003, the Company issued 34,782 shares at a value of $40,000 in exchange for consulting services. During December 2005, the Company completed a private offering of 1,272,728 shares of its common stock and 381,818 warrants with an exercise price of $3.44 per share. Net proceeds from the offering were $3,133,741.
      Preferred Stock. As of December 31, 2005, no preferred stock is outstanding. The Company’s Board of Directors is authorized, subject to any limitations prescribed by Nevada law, but without further action by the stockholders, to provide for the issuance of serial preferred stock in one or more series; to establish from time to time the number of shares to be included in these series; to fix the designations, powers, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof; and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding, without any further vote or action by the stockholders. The Board of Directors may authorize and issue serial preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003 — (Continued)
      Warrants. On April 20, 2000, the Company sold a warrant to Delphi to purchase 225,000 shares of common stock at an exercise price of $7.00 per share. This warrant expired on April 20, 2004.
      In connection with the public offering that closed in September 1999, the underwriter was granted warrants to purchase 200,000 shares of common stock at an exercise price of $8.25 per share. These warrants expired on August 26, 2004.
      In connection with the private offering that closed in December 2005, the buyers were granted warrants to purchase 381,818 shares of common stock at an exercise price of $3.44 per share. These warrants expire on December 27, 2010. The underwriters were granted warrants to purchase 127,273 shares of common stock at an exercise price of $4.22 per share. These warrants expire on December 27, 2010. In the event the closing price of our common stock equals or exceeds $5.50 per share for a period of 60 consecutive trading days, the Company may redeem the warrants issued to the investors for $0.01 per warrant upon notice to the warrant holders.
      A summary of changes in outstanding warrants is as follows:

	Warrants	Price Range

Balance, December 31, 2002	472,059	$3.19-$8.25
Issued	—
Exercised	(47,059)	$3.19

Balance, December 31, 2003	425,000	$7.00-$8.25
Issued	—
Exercised	—
Expired	(425,000)	$7.00-$8.25

Balance, December 31, 2004	—
Issued	509,091	$3.44-$4.22
Exercised	—
Expired	—

Balance, December 31, 2005	509,091	$3.44-$4.22

12.	STOCK OPTION PLANS
      Effective May 1, 1997, the Board of Directors approved a stock option plan (the “1997 Option Plan”). This plan provides for the granting of incentive and nonqualified stock options to officers, directors and employees of the Company. The plan also provides for the granting of nonqualified stock options to any director, consultant or other individual whose participation the Board of Directors determines to be in the best interest of the Company. The number of shares authorized for options under the 1997 Option Plan is 823,535.
      The Company’s 1999 Stock Option Plan (the “1999 Option Plan”) was adopted by the Company’s Board of Directors and was ratified by the stockholders on March 8, 1999. The number of shares of common stock authorized subject to options under the 1999 Option Plan is 235,294 shares.
      The Company’s 2000 Stock Option Plan (the “2000 Option Plan”) was adopted by the Company’s Board of Directors and was ratified by the stockholders on June 19, 2000 and was amended on May 20, 2002. The number of shares of common stock authorized subject to options under the 2000 Option Plan is 500,000 shares.

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003 — (Continued)
      The Company’s 2005 Stock Award Plan (the “2005 Option Plan”) was adopted by the Company’s Board of Directors and was ratified by the stockholders on May 20, 2005. The number of shares of common stock authorized subject to options under the 2005 Option Plan is 500,000 shares.
      The total number of shares available for grant under all four plans is 201,687 at December 31, 2005.
      The Company accounts for the fair value of the options issued to non-employees in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. The Company did not record compensation cost during 2005, 2004 and 2003 as no options were granted to non-employees other than to directors during that time period.
      As permitted by SFAS No. 123, the Company has elected to continue to measure cost for its stock-based compensation plans with employees and directors using the intrinsic value method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized, as the option prices are equal to or greater than fair market value of the stock on the grant dates.
      Options granted under all plans expire up to ten years from the date of grant. Options that expire or terminate prior to exercise are added to the shares available for future grants.
      During June 2004, the Company’s Compensation Committee authorized an option exchange with our CEO. Pursuant to the agreement, options to purchase 50,000 shares of common stock at an exercise price of $10.85 per share previously granted to him were cancelled. During December 2004, the Company granted him new options to purchase 50,000 shares of common stock at an exercise price of $2.05 per share, which was the market price of the Company’s common stock at the time of the new grant of options. The Company had not provided him with any oral or written agreement or implied promise to compensate him for increases in the market price of Company common shares for the period from the date of cancellation of the original options until the grant of the new options. With respect to the new grant of options during December 2004, the options were exercisable at the time of grant.
      A summary of changes in stock options is as follows:

		Weighted
		Average
	Option	Exercise
	Shares	Price

Balance, December 31, 2002	1,072,699	$9.61
Granted	156,500	$1.86
Exercised	(22,696)	$1.16
Expired or terminated	(164,063)	$7.19

Balance, December 31, 2003	1,042,440	$9.02
Granted	85,000	$2.14
Exercised	(23,000)	$1.19
Expired or terminated	(73,484)	$9.17

Balance, December 31, 2004	1,030,956	$8.61
Granted	354,600	$2.36
Exercised	(26,500)	$1.14
Expired or terminated	(8,000)	$1.60

Balance, December 31, 2005	1,351,056	$7.16

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003 — (Continued)

	2005	2004	2003

Exercisable at the end of the year	1,351,056	1,030,956	990,940

Weighted average fair value of options granted during the year	$1.33	$1.18	$0.99

      A summary of options outstanding and exercisable as of December 31, 2005 is as follows:

	Options Outstanding and Exercisable

		Weighted
		Average	Weighted
		Remaining	Average
	Options	Contractual	Exercise
Range of Exercise Price	Outstanding	Life	Price

$0.81- $1.58	297,300	8.3	$1.34
$1.83- $3.38	409,500	7.9	$2.57
$6.00-$10.85	397,901	4.2	$7.07
$13.01-$22.31	246,355	2.0	$21.94

$0.81-$22.31	1,351,056	5.8	$7.16

13.	INCOME TAXES
      Net deferred tax assets consist of the following at December 31:

	2005	2004

Deferred tax assets:
Operating loss carryforwards	$8,418,625	$8,363,846
Capitalized research and development	1,190,958	1,193,917
Research and development credits	1,605,265	1,566,156
Deferred licensing revenue	33,152	412,604
Note receivable	200,000	200,000
Other	189,318	135,919

Total	11,637,318	11,872,442
Less valuation allowance	(10,972,874)	(11,542,360)

Total	664,444	330,082
Deferred tax liabilities:
Patents	(555,662)	(310,806)
Other	(108,782)	(19,276)

Total	$—	$—

      During the years ended December 31, 2005 the Company decreased the valuation allowance by $569,468. In 2004 and 2003, the Company increased the valuation allowance by $1,201,618, and $1,370,186, respectively, against deferred tax assets. The changes in the valuation allowance recorded in 2005, 2004 and 2003 includes $21,859, $12,164, and $6,146, for net operating loss carryforwards related to stock compensation. The benefit of the utilization of these net operating loss carryforwards would be recorded as a credit to additional paid-in capital. In 2005, the change in the valuation allowance includes a reversal of $81,072 related to the

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003 — (Continued)
acquisition of the net deferred tax liability from Finepoint. The benefit of the utilization of this has been recorded to goodwill. The valuation allowance reduces deferred tax assets to an amount that represents management’s best estimate of the amount of such deferred tax assets that, more likely than not, will be realized. Realization of the deferred tax assets is dependent upon generating sufficient future taxable income in the period that temporary differences and carryforwards are expected to be available to reduce taxable income.
      The Company has net operating loss carryforwards for federal income tax purposes of $22.1 million which expire in 2011 through 2025 and net operating loss carryforwards for state income tax purposes of $15.0 million which expire 2006 through 2010.
      The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for 2005, 2004 and 2003 due to the following:

	2005	2004	2003

(Expense)/ benefit calculated at statutory rate	$(227,001)	$432,507	$867,191
Increase (decrease) in income resulting from:
Research and development and other tax credits	39,101	667,658	353,252
State income taxes, net	(38,143)	76,960	153,034
Permanent differences	(10,950)	(8,562)	(6,735)
Expiration of state net operating loss carryforwards	(274,917)
Other, net	1,628	20,891	(2,702)
Valuation allowance	510,273	(1,189,454)	(1,364,040)

Total	$—	$—	$—

14.	SEGMENTS
      After completing the acquisition of FinePoint, the Company had two reportable segments at December 31, 2005: Duraswitch and FinePoint. These segments are strategic business units that have different products and services. The segments are managed separately because each is a distinct and different business venture. The Duraswitch segment licenses its patented electronic switch technologies to switch manufacturers and original equipment manufacturers. The FinePoint segment manufactures and markets its digital computing pen technology to computer manufacturers. The Company acquired the FinePoint segment on September 1, 2005 and therefore reflects FinePoint’s operating results beginning that date. The accounting policies of the Company’s segments are the same as those described in the Company’s summary of significant accounting policies. The Corporate SG&A includes primarily the costs of corporate personnel (including CEO, VP, Finance and Administration and VP, Corporate Communications), outside accounting and legal,

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003 — (Continued)
directors and officers insurance and Board fees. Corporate has the responsibility to maintain the Company’s public company status and acquire new segments for the Company.

	Year Ended December 31, 2005

	Duraswitch	FinePoint	Corporate	Total

Revenues	$3,424,429	$3,031,115	$—	$6,455,544
Cost of goods sold	253,105	2,224,266	—	2,477,371

Gross profit	3,171,324	806,849	—	3,978,173
Selling, general and administrative	710,610	326,475	1,683,815	2,720,900
Research, development and application engineering	431,265	209,782	—	641,047

Income (loss) from operations	$2,029,449	$270,592	$(1,683,815)	$616,226

	December 31, 2005

	Duraswitch	FinePoint	Corporate	Total

Goodwill	$443,874	$877,366	$—	$1,321,240

Total assets	$1,600,954	$3,599,754	$5,367,180	$10,567,888

15.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)
      The following table presents unaudited operating results for each quarter within the two most recent years. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the following quarterly results when read in conjunction with the financial statements included elsewhere in this report. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full fiscal year:

	2005 — Quarter Ended,

	December 31	September 30	June 30	March 31

Net revenue	$3,193,179	$819,172	$2,236,544	$206,649
Gross profit	1,361,445	282,389	2,173,387	160,952
Net income (loss)	118,022	(410,790)	1,372,193	(411,775)
Net income (loss) per common share, basic and diluted(1)	$0.01	$(0.04)	$0.14	$(0.04)

	2004 — Quarter Ended,

	December 31	September 30	June 30	March 31

Net revenue	$198,380	$199,413	$1,179,615	$179,645
Gross profit	148,613	149,417	1,130,544	140,932
Net income (loss)	(923,690)	(375,047)	446,439	(419,780)
Net income (loss) per common share, basic and diluted(1)	$(0.10)	$(0.04)	$0.05	$(0.04)

16.	GEOGRAPHIC CONCENTRATION
      Substantially all of the Company’s assets are located in the United States. Revenue by geographic area is determined based upon the location of the licensee or customer. The United States and China are the only

INPLAY TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31,
2005, 2004, and 2003 — (Continued)
countries with net revenue in excess of 10 percent of total net revenue. Net revenue by geographic region for the years ended December 31, 2005, 2004, and 2003 is as follows:

	2005	2004	2003

United States	$3,406,397	$1,569,578	$586,176
China	2,858,805	—	—
Europe	92,975	92,100	106,577
Other	97,367	95,375	67,159

Total	$6,455,544	$1,757,053	$759,912

17.	COMMITMENTS
      Management Services Agreement. The Company has a management services agreement with a company owned and operated by the founders, two major stockholders. This management agreement requires the Company to pay a management service fee equal to 1.1 percent of the invoiced sales price for all Duraswitch-patented technology component switches and integrated switch panels sold by the Company. Also, the Company has agreed to pay an equivalent percentage of any license or sublicense fees received from the Duraswitch patented switch technologies. This agreement remains in effect until the expiration of the last patent which may be issued on the Duraswitch switch technologies. During 2005, 2004 and 2003, the Company paid approximately $24,510, $14,700, and $3,100, respectively, under this agreement.
      FinePoint Earn-Out. If FinePoint achieves at least $3.2 million of accumulated earnings before interest and taxes (“EBIT”) through December 31, 2007, FinePoint shareholders will be entitled to receive an earn-out payment and the purchase price will be modified. The earn-out consideration can range between $756,800 and $1,419,000 of unregistered common stock and cash depending on the Company’s stock price and EBIT. The earn-out payment is payable first in up to 360,000 shares of the Company’s unregistered common stock and the balance is payable in cash.
      Letter of Credit. In connection with the Company’s acquisition of FinePoint, the Company secured a six-month, renewable, $400,000, standby letter of credit (“LOC”) related to the contract manufacturing of FinePoint’s products. The Company was required to pledge a certificate of deposit in the amount of $400,000 as collateral for the LOC. In the event that the Company does not pay the invoices for the production of the FinePoint products on the agreed upon terms of net 30, the vendor may draw upon the LOC. As of December 31, 2005, no amounts have been drawn against the LOC.
      Employment Agreements. The Company has employment agreements with its executive officers. These agreements call for a base salary and bonuses. These agreements also provide for salary and benefits in the event of separation.
      Lease Agreements. Rent expense for the periods ended December 31, 2005, 2004 and 2003 approximated $90,107, $52,000, and $199,000, respectively. Future minimum rental payments are $134,749 in 2006, $76,794 in 2007, $75,962 in 2008 and $33,403 in 2009.
      Tooling. At December 31, 2005, we had a $92,000 commitment for tooling related to volume production of the PushGate Island magnets which was built to our specifications. The commitment will be reduced by each component part which is sold by the vendor and any remaining commitment will be paid in 2008.

INDEPENDENT AUDITORS’ REPORT
To the Stockholders of
FinePoint Innovations, Inc.
Phoenix, Arizona
      We have audited the accompanying balance sheet of FinePoint Innovations, Inc. (the “Company”) as of December 31, 2004, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 1, the Company was acquired by InPlay Technologies, Inc. on September 1, 2005.
/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
February 10, 2006

FINEPOINT INNOVATIONS, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2004

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$931
Accounts receivable — net of an allowance for doubtful accounts of $20,000	104,722
Raw material inventory — net (Note 4)	406,543
Prepaid expenses and other current assets	8,681

Total current assets	520,877
PROPERTY AND EQUIPMENT — net (Note 5)	193,073
PATENTS — net (Note 6)	27,769
OTHER ASSETS	13,080

TOTAL	$754,799

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$329,750
Accrued salaries and benefits	138,930
Other accrued expenses and other current liabilities	162,664
Current portion of notes payable and capital lease (Notes 7 and 8)	99,392

Total current liabilities	730,736

LONG-TERM LIABILITIES:
Notes payable and capital lease (Notes 7 and 8)	115,651

Total liabilities	846,387

COMMITMENTS AND CONTINGENCIES (Note 10) STOCKHOLDERS’ DEFICIT:
Common stock, $.000 par value — 1,000,000 shares authorized; 598,800 shares issued and outstanding
Additional paid-in capital	20,150
Accumulated deficit	(111,738)

Total stockholders’ deficit	(91,588)

TOTAL	$754,799

See notes to financial statements.

FINEPOINT INNOVATIONS, INC.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2004

NET REVENUE:
Product revenue	$809,568
Revenue from contract settlement (Note 9)	335,142

Total net revenue	1,144,710
COST OF GOODS SOLD	210,750

Gross profit	933,960
OPERATING EXPENSES:
Selling, general and administrative	636,601
Research, development and commercial application engineering	557,200

Total operating expenses	1,193,801

LOSS FROM OPERATIONS	(259,841)
INTEREST EXPENSE	(13,356)

NET LOSS	$(273,197)

See notes to financial statements.

FINEPOINT INNOVATIONS, INC.
STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
For The Year Ended December 31, 2004

	Common	Additional	Accumulated
	Stock	Paid-In	Earnings
	Shares	Capital	(Deficit)	Total

BALANCE — January 1, 2004	598,800	$20,150	$161,459	$181,609
Net loss			(273,197)	(273,197)

BALANCE — December 31, 2004	598,800	$20,150	$(111,738)	$(91,588)

See notes to financial statements.

FINEPOINT INNOVATIONS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(273,197)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	55,835
Changes in operating assets and liabilities:
Accounts receivable	8,995
Inventory	57,868
Prepaid expenses and other assets	55,197
Accounts payable	(48,932)
Accrued salaries and benefits	70,877
Other accrued expenses and other current liabilities	(227,514)

Net cash used in operating activities	(300,871)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in patents	(18,992)
Increase in other assets	(6,016)
Purchases of property and equipment	(93,080)

Net cash used in investing activities	(118,088)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on notes payable and capital lease	(37,543)
Proceeds from notes payable	83,123

Net cash provided by financing activities	45,580

DECREASE IN CASH AND CASH EQUIVALENTS	(373,379)
CASH AND CASH EQUIVALENTS — Beginning of year	374,310

CASH AND CASH EQUIVALENTS — End of year	$931

SUPPLEMENTAL DISCLOSURES Cash paid for interest	$12,934

Noncash transaction — Increase to property with a corresponding increase in accounts payable	$46,510

See notes to financial statements.

FINEPOINT INNOVATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2004

1.	NATURE OF BUSINESS
      FinePoint Innovations, Inc. (the “Company”) designs, develops, and commercializes innovative pen-input solutions for builders of tablet personal computers, computer peripheral products, point-of-sale terminals, and kiosks. The Company has provided its computing pen and digitizer assembly to original equipment manufacturer (“OEM”) customers.
      The Company was incorporated on April 10, 2000, in the state of Delaware through the purchase of all necessary business assets from Mutoh America, including intellectual property and patents, to design and build pen input products and technology for new customers and customers formerly associated with Mutoh America.
      The Company works with contract manufacturers to manufacture its pen and digitizer product. The assembly is then provided to the OEM customer for integration into the final product.
      On September 1, 2005, all of the Company’s outstanding common shares were acquired by InPlay Technologies, Inc.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
      The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following paragraphs summarize the significant accounting policies followed by the Company in the preparation of its financial statements.
      Cash Equivalents — The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.
      Inventory — Inventory is carried at the lower of cost, determined using the FIFO (“first-in, first-out”) method, or market. The Company writes down its inventory for estimated obsolescence or unmarketable inventory to the extent the cost exceeds the estimated market value. The Company bases the estimate on its assumptions about future demand and market conditions. If actual market conditions are less favorable than those assumed in its estimates, additional inventory write-downs might be required. The Company reflects any write-down of inventory in the period in which the facts giving rise to the inventory write-down become known to it.
      Property and Equipment — Depreciation is computed using the straight-line method over the useful lives of the related assets as follows:

Computer equipment and software	3 years
Tooling and Other equipment	5 years
Office furniture and fixtures	3 years
      Leasehold improvements are amortized over the lesser of their estimated useful life or the term of the lease.
      Patents — Patents are reported at cost, net of accumulated amortization, and are amortized using the straight-line method over the estimated life of the patents, which ranges from 5 to 13 years.
      Revenue Recognition — The Company manufactures computing pens and digitizers for the convertible notebook and tablet PC market. Revenue is recognized when title passes based on shipping terms.
      Income Taxes — The Company is an S Corporation and its income and losses are passed to its stockholders.

FINEPOINT INNOVATIONS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      New Accounting Pronouncements — In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, Inventory Costs — An Amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that “... under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges... .” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is required to adopt the statement effective for inventory costs incurred beginning January 1, 2006. The Company does not expect that this standard will have a material effect on its financial position or results of operations.
      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.	CONCENTRATIONS
      Three customers represented 64%, 22%, and 11% of the Company’s net accounts receivable at December 31, 2004. Three customers represented 36%, 26%, and 21% of the Company’s net revenues for the year ended December 31, 2004.

4.	INVENTORY
      The Company’s inventory is primarily comprised of pen and digitizer components and other raw materials. The components are used internally and consigned to contract manufacturers and the other materials are primarily used for research and development projects. Sales of computing pens and digitizers are recognized as product revenue, and the cost of the components and other materials used in the manufacture is recorded as cost of goods sold when the components and other materials are shipped to the customer.
      Inventory at December 31, 2004 consists of $406,543 of raw materials.

5.	PROPERTY AND EQUIPMENT
      Property and equipment at December 31, 2004, consists of the following:

Toolings and equipment	$130,384
Computer equipment and software	122,452
Office furniture and fixtures	29,888
Leasehold improvements	12,780

Total	295,504
Accumulated depreciation	(102,431)

Property and equipment — net	$193,073

      Depreciation expense for property and equipment was $53,356 for the year ended December 31, 2004.

FINEPOINT INNOVATIONS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	PATENTS
      Amortization expense for patents was $2,479 for the year ended December 31, 2004. The estimated amortization expense for existing patents is approximately $4,000 for each of the next five years.
      The gross carrying amount and accumulated amortization of patents at December 31, 2004, are as follows:

Patents	$38,991
Accumulated amortization	(11,222)

Patents — net	$27,769

7.	NOTES PAYABLE
      Notes payable at December 31, 2004, consisted of the following:

Note payable to former stockholder of FinePoint, interest at 5% per annum, monthly payments of principal and interest of $2,000 through December 2005, remaining balance due and paid in January 2006	$125,978
Note payable to stockholder of FinePoint, interest at 10% per annum, due on demand, paid in full in September 2005	54,185
Note payable to stockholder of FinePoint, interest at 8% per annum, due on demand	11,750
Note payable to bank, interest at 7.5% per annum, monthly payments of principal and interest of $2,199 through February 2005	4,365

Total	196,278
Less current portion	89,953

Long-term notes payable	$106,325

8.	CAPITAL LEASE
      The Company has property and equipment with a gross value of $28,027 and a net book value of $17,906 under a capital lease. The amortization of fixed assets acquired with capital leases is included in depreciation expense. At December 31, 2004, the present values of future minimum capital lease payments are as follows:

2005	$10,538
2006	10,538
2007	878

Total	21,954
Less interest at 12.57%	3,189

Present value of minimum capital lease obligation	18,765
Less current portion of capital lease obligation	9,439

Long-term portion of capital lease obligation	$9,326

FINEPOINT INNOVATIONS, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

9.	CONTRACT SETTLEMENT
      During 2004, the Company reached a settlement with a customer related to a terminated contract. The settlement primarily related to reimbursement for inventory purchased for the contract.

10.	COMMITMENTS
      Lease Agreements — Rent expense for the year ended December 31, 2004, was $70,101. Future minimum rental payments are $93,888 in 2005 through 2008 and $43,704 in 2009.

FINEPOINT INNOVATIONS, INC.
CONDENSED BALANCE SHEET
ASSETS

June 30,
2005

(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$1,690
Accounts receivable (net of allowance for doubtful accounts of $20,000)	130,989
Raw material inventory — net	398,468
Prepaid expenses and other current assets	15,180

Total current assets	546,327
PROPERTY AND EQUIPMENT — net	218,680
PATENTS — net (Note 2)	41,754
OTHER ASSETS	8,607

TOTAL	$815,368

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$376,955
Accrued salaries and benefits	196,035
Other accrued expenses and other current liabilities	175,348
Deferred revenue	40,905
Current portion of notes payable and capital lease (Note 3)	486,365

Total current liabilities	1,275,608

LONG-TERM LIABILITIES:
Notes payable and capital lease (Note 3)	7,292

Total liabilities	1,282,900

COMMITMENTS AND CONTINGENCIES STOCKHOLDERS’ DEFICIT:
Common stock, $.000 par value — 1,000,000 shares authorized; 598,800 shares issued and outstanding	—
Additional paid-in capital	20,150
Accumulated deficit	(487,682)

Total stockholders’ deficit	(467,532)

TOTAL	$815,368

See notes to condensed financial statements.

FINEPOINT INNOVATIONS, INC.
CONDENSED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2005 and 2004

	2005	2004

	(Unaudited)	(Unaudited)
NET REVENUE:
Product revenue	$230,592	$367,496
Revenue from contract settlement (Note 4)	—	335,142

Total net revenue	230,592	702,638
COST OF GOODS SOLD	35,263	160,812

Gross profit	195,329	541,826

OPERATING EXPENSES:
Selling, general and administrative	283,784	301,389
Research and development	264,796	317,490

Total operating expenses	548,580	618,879

LOSS FROM OPERATIONS	(353,251)	(77,053)
INTEREST EXPENSE	(22,693)	(6,781)

NET LOSS	$(375,944)	$(83,834)

See notes to condensed financial statements.

FINEPOINT INNOVATIONS, INC.
CONDENSED STATEMENT OF STOCKHOLDERS’ DEFICIT
For the Six Months Ended June 30, 2005 — (unaudited)

	Common	Additional	Accumulated
	Stock	Paid-In	Earnings
	Shares	Capital	(Deficit)	Total

BALANCE — January 1, 2005	598,800	$20,150	$(111,738)	$(91,588)
Net loss			(375,944)	(375,944)

BALANCE — June 30, 2005	598,800	$20,150	$(487,682)	$(467,532)

See notes to condensed financial statements.

FINEPOINT INNOVATIONS, INC.
CONDENSED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2005 and 2004

	2005	2004

	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(375,944)	$(83,834)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	17,359	28,364
Changes in operating assets and liabilities:
Accounts receivable	(26,267)	12,073
Inventory	8,075	50,914
Prepaid expenses and other assets	(6,499)	29,330
Accounts payable	89,515	66,872
Accrued salaries and benefits	57,105	32,224
Other accrued expenses and other current liabilities	12,684	(243,272)
Deferred licensing revenue	40,905	—

Net cash used in operating activities	(183,067)	(241,073)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in patents	(15,605)	—
(Increase) decrease in other assets	4,473	(12,041)
Purchases of property and equipment	(83,656)	(40,397)

Net cash used in investing activities	(94,788)	(52,438)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes payable	298,995	17,594
Payments of notes payable and capital lease	(20,381)	(14,194)

Net cash provided by financing activities	278,614	3,400

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	759	(290,111)
CASH AND CASH EQUIVALENTS — Beginning of period	931	374,310

CASH AND CASH EQUIVALENTS — End of period	$1,690	$84,199

SUPPLEMENTAL DISCLOSURES
Cash paid for interest	$8,337	$8,640

Noncash transaction — Increase to property with a corresponding increase in accounts payable	$4,200	$—

See notes to condensed financial statements.

FINEPOINT INNOVATIONS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2005 and 2004
(UNAUDITED)

1.	BASIS OF PRESENTATION
      The accompanying interim financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim reporting. Accounting policies utilized in the preparation of financial information herein presented are the same as set forth in the annual financial statements of FinePoint Innovations, Inc. (the “Company”). Certain disclosures and information normally included in financial statements have been condensed or omitted. In the opinion of the Company, these financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim financial statements. Interim results of operations are not indicative of the results of operations for the full year.
      On September 1, 2005, all of the Company’s outstanding common shares were acquired by InPlay Technologies, Inc.

2.	PATENTS
      Amortization expense for patents was $1,620 and $1,192 for the six months ended June 30, 2005 and 2004, respectively. The estimated amortization expense for existing patents is approximately $4,000 for each of the next five years.
      The gross carrying amount and accumulated amortization of patents at June 30, 2005, are as follows:

Patents	$55,222
Accumulated amortization	(13,468)

Patents — net	$41,754

FINEPOINT INNOVATIONS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

3.	NOTES PAYABLE AND CAPITAL LEASE
      Notes payable and capital lease payable at June 30, 2005, consisted of the following:

Note payable to former stockholder of FinePoint, interest at 5% per annum, monthly payments of principal and interest of $2,000 through December 2005, with remaining balance due and paid in January 2006	$115,509
Note payable to stockholder of FinePoint, interest at 10% per annum, due on demand, paid in full in September 2005	67,380
Note payable to stockholder of FinePoint, interest at 8% per annum, due on demand	54,274
Note payable to bank, interest at 7.5% per annum, due February 2006	10,626
Note payable to financing company, interest at flat amount of $2,000 due and paid in August 2005	20,000
Note payable to employee of FinePoint, interest at 8%, due on demand paid in full in September 2005	49,612
Note payable to former shareholder of FinePoint, interest at 15%, paid in full in September 2005	10,000
Note payable to individual, interest at 12%, due and paid in October 2005	150,000
Capital lease payable, interest at 12.57%	16,256

Total	493,657
Less current portion	486,365

Long-term notes payable and capital lease	$7,292

4.	CONTRACT SETTLEMENT
      During 2004, the Company reached a settlement with a customer related to a terminated contract. The settlement primarily related to reimbursement for inventory purchased for the contract.

          You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell securities and seeking offers to buy securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on its cover, regardless of the time of delivery of this prospectus or any sale of the securities.

1,781,819 Shares
Common Stock

PROSPECTUS

March 28, 2006